VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

annual report

for the year ended 30 June 2008 ABN 12 010 657 351

Contents

Corporate Information

Directors

Mr Bryan Dulhunty	Executive Chairman
Assoc. Professor Darren Shafren	Executive Director
Dr Phillip Altman	Executive Director

Company Secretary

Mr Bryan Dulhunty

Principal Place of Business

8/33 Ryde Road
Pymble, NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Website

www.viralytics.com

Contact Information

Tel: (02) 9499 3200
Fax: (02) 9499 3300

Email: investorrelation@viralytics.com

Directors' Report

for the year ended 30 June 2008

Your directors present their report on the Company for the financial year ended 30 June 2008.

Directors

The names of the directors in office at the date of this report are:

Mr Bryan Dulhunty:	Executive Chairman
Assoc. Professor Darren Shafren:	Executive Director
Dr Phillip Altman:	Executive Director (appointed 12 July 2007)

Company Secretary

Mr Bryan Dulhunty

Principal Activities

The principal activities of the company during the financial year were the development of its virotherapy anti-cancer technology.

Operating Result

The operational loss for the year of $3.7m was reduced by $515k from the previous period loss of $4.2m, which in turn was reduced from a $9.3m loss in 2006.

Whist operational activities for the year were maintained at the same level of the previous year the reduction in loss was primarily a result of the companies focus on its virotherapy assets and its stated aim to dispose of historical non-core assets. During the current period the company realized a profit on the disposal of non core assets of $201k (prior period book loss of $304k.).

Expenditure was clearly focused on operational areas of the Company with expenditure relating to research, patents and clinical trials accounting for 87% of all expenditure.

Cash Management

The Company continued its strong commitment to reducing cash outflow in the year. Operational outflow was $3.0m. This compares with an operational outflow in 2007 of $3.3m in year ended 30 June 2007 and an operational outflow in 2006 of $5.3m.

Also during the year ended 30 June 2008 the Company disposed of non-core assets raising $898k. In December 2007 the Company also raised $3.1m by the issue of shares at 8 cents per share via a share purchase plan to existing shareholders (raising $1.8m) and a share placement (raising a net $1.3m).

At 30 June 2008 the Company had $2.85m cash on hand compared with the prior period of $1.9m.

Balance Sheet

Net Assets reduced from $11.7m to $8.7. This change in Net Assets was primarily the result of the loss incurred of $3.7m, a write down in the carrying value of the Companies investment in CBio from $3.6m to $1.2m offset by a net capital raising of $3.1m.

Review Of Operations

2008 has seen strong progress of the company's clinical program and the rapid construction of key components of the business necessary for international recognition of our product development.

Key operational achievements made during the year include:

Clinical Trials

At the date of this report 13 patients have now been treated with CAVATAK™ under the various clinical trials (Phase I safety studies) conducted by the Company. The data generated by these trials adds significant value to the Company as the Company is now able to study not only the direct action of the virus on human tumour cells but the Company is also able to measure various biomarker activities that enable us to assess the biological action of CAVATAK™ within the human system. This information is crucial to enable the Company to make the investment decision to move to Phase II efficacy trial(s). Whilst the Company is not yet able to publish final data from these initial trials, to date human administration of CAVATAK™ has been tolerated and preliminary data concerning biological activity of CAVATAK™ is supportive of pre-clinical findings. In this environment, the company believes Phase II evaluation of CAVATAK™ is warranted, possibly in combination with existing chemotherapeutic, biologic or radiotherapy regimes.

To enable the Company to move to Phase II trials the Company has undertaken two strategic actions.

- we have secured the services of a GMP compliant contract manufacturing organisation specialising in virus manufacture based in the USA (the world largest market for our product) to produce CAVATAK™. Such a manufacturing strategy will provide the company with 3 significant benefits: 1) it will provide the Company with product that can be used for Phase II clinical trials; 2) optimisation and scale up of CAVATAK™ production will reduce future development risk and 3) it reduces the Company's dependence on its sole facility at The University of Newcastle.
- we have commenced discussions with the Food and Drug Administration (FDA) to move towards a clinical trial program in the USA. The development of a product under the scrutiny of the FDA adds considerably to shareholder value as the US market is the world's largest market and is of clear value to future commercial partners.

The implementation of this strategy is a text book approach to maximising long term shareholder value. Many smaller Australian biotech companies do not take this approach and instead concentrate their efforts in only meeting Australian standards. This approach often slows product development and commercial value, as such companies still need to go to the USA and satisfy the FDA requirements.

The value to shareholders is in the time to market and the Company's patent life. The quicker the product gets to market the greater will be the return to shareholders.

Current Clinical Trials

The Company currently has two clinical trials underway at two Australian hospitals.

Melanoma trial – A Phase I dose escalation trial involving intra-tumoural administration of CAVATAK™ to late stage melanoma patients. This is a 9 patient trial separated into 3 groups of 3 patients – a low dose, a medium dose and a high dose group. The first 2 groups of patients in this trial have completed the CAVATAK™ dosing schedule and the last group of three patients are currently being recruited. The dose to be received by the 3rd group of patients is 100 times that received by the first group of patients and this dose has the highest potential to demonstrate anti-tumoural activity.

Prostate, Breast and Melanoma trial – A Phase I dose escalation trial involving intravenous administration of CAVATAK™ to patients with late stage melanoma, breast or prostate cancer. In this trial 26 patients will be dosed with CAVATAK™. The first group of 2 patients have completed the study and recruitment is under way for the next group.

In both of the Phase I trials, an independent Data Safety Committee has been established to review the safety data of each group of patients before the next group of patients receives a higher dose. At the date of this report there have been no significant product related safety concerns and approval to proceed to higher dosing levels has been granted at each stage of the process.

Future Trials

While development work is carried out in preparation of Phase II trials, the Company is investigating potential dosing extensions of the current trials and is in the process of establishing additional Phase I trials in other cancer indications. Australia is a very effective location to undertake Phase I clinical trials and the data we obtain from such humans clinical evaluation is of significant value to the Company.

Patents

1. Significant value was added to the Company's Intellectual Property portfolio during the year with the granting of the company's core patent in the USA (7,361,354). This patent covers the Company's four Coxsackie A viruses (CVA 13, 15 18 and 21) to be used to destroy any cancer cell bearing the ICAM-1 receptor.

2. Notice of Allowance of a patent in Europe covering all Coxsackie A viruses to be used to destroy any cancer cell bearing the ICAM-1 receptor.

These patents significantly strengthen the company's intellectual property portfolio.

The Company also received notice that a number of other patents granted during the year:

3. A second divisional patent was granted in Australia covering the treatment of prostate, breast and melanoma cancers using CVA 13,15 18 and 21 targeting cancer cells expressing the ICAM-1 receptor; and

4. A patent granted in Singapore and South Africa concerning the use of Echoviruses to destroy cancer cells bearing the integrin $\alpha 2\beta 1$.

A summary of the Company's patent portfolio is set out in the back of page 47-48 of this report.

Research and Development

The Company's research and development activities continue to be one of the Company's great strengths. The Company has continued to make internationally recognised publications and presentations at international conferences. The science of the Company is highly respected internationally.

The extensive dedicated research facilities that the Company has access to at the University of Newcastle provides the Company with a leading edge research facility and related infrastructure that would cost many millions for this company to reproduce if the Company needed to acquire such facilities. The Research and development team consists of up to 12 researchers involved at the Newcastle facilities providing resources for virus manufacture, clinical trial bio-marker testing and basic oncolytic virus research.

International Research Collaboration

The international collaboration to investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas, Dr Guha (Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto) progressed to the second stage of the project during the year and continues to move forward.

The Company is also investigating potential additional significant international research collaborations.

Management

The Company during the year added to its management team by the appointment of Mr Stephen Goodall as Chief Operating Officer. Stephen is based at the Company's Newcastle facilities and is responsible for day to day operations, GMP virus manufacture and FDA regulatory discussions.

With the addition of Stephen, all 4 core competencies required by the Company are addressed -

Dr Phillip Altman is responsible for Clinical Trials;

Associate Professor Darren Shafren is responsible for the development of the science and intellectual property;

Stephen Goodall is responsible for GMP virus production, FDA regulatory matters and day to day operations;

Bryan Dulhunty is responsible for Corporate, Finance and Management of the Company.

Investments

CBio Limited

Viralytics Ltd owns 3.2% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007), subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. CBio is developing the product Cpn10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au.

InJet Digital Aerosols Limited (IDAL)

Viralytics owns 44.9% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. During the period Viralytics interest in IDAL was reduced from 45.3% as a result of a placement of shares at 15 cents raising $599k. Following this placement IDAL had 457,466,081 shares on issue. The Company is required to equity account IDAL and this has resulted in this investment being carried at Nil value. For further information please refer to the IDAL website www.injet.com.au.

Analytica Limited.

At the beginning of the year, Viralytics Ltd owned 22.1% (43,520,226 shares) of the issued capital of Analytica Ltd. The carrying (and market) value as at the 30 June 2007 was $696,324. During the year all the shares owned by the Company were sold. The net proceeds amounted to $897,600 resulting in a profit on disposal of $201,276.

Significant Changes In The State Of Affairs

All significant changes in the state of affairs of the company which occurred during the financial year are discussed in the Review of Operations section of this report.

Likely Developments And Likely Results

The Company's strategic plan is a continuation and development of its clinical trial and research program. At a commercially appropriate time the Company's aim is to enter into a development and licensing agreement with a large pharmaceutical company.

Matters Subsequent To The End Of The Financial Year

No matter or circumstance has arisen since the end of the financial year which would significantly affect or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the Company in subsequent financial years.

Environmental Issues

The Company's operations are not subject to significant environmental regulation under the laws of the Commonwealth and State.

Proceedings On Behalf Of Company

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings

The company was not a party to any such proceedings during the year.

Dividends

No dividends were paid and the directors did not recommend a dividend to be paid.

Share Capital And Other Equity Securities

All changes to the capital structure, including options during the year are set out in Note 12 – Issued Capital.

Corporate Structure

The Company is limited by shares and is incorporated and domiciled in Australia.

Meetings Of Directors

During the financial year, 13 meetings of Directors were held. Attendances by each director during the year were as follows:

	DIRECTORS' MEETINGS ELIGIBLE TO ATTEND	DIRECTORS' MEETINGS ATTENDED
Mr Bryan Dulhunty (Executive Chairman)	13	13
Assoc. Professor Darren Shafren	13	13
Dr Phillip Altman	13	13
Mr Nadaisan Logaraj (resigned 26 November 2007)	4	4

Directors' Qualifications And Experience

Details of the Company's directors in office at the date of this report are as follows:

Mr Bryan Dulhunty BEc CA - Executive Chairman

Mr Dulhunty is a Chartered Accountant with over 30 years experience. Mr Dulhunty has been involved in the biotechnology industry for over 13 years in both listed and non-listed public companies at a senior level. Mr Dulhunty formed CoSA Pty Ltd in 2000 to provide financial management and financial assurance to biotech companies. This involvement in biotech companies resulted in the appointment of Mr Dulhunty to a number of Board and senior management consultant roles within the biotech

industry. In the last 3 years Mr Dulhunty was a director of the listed entity Analytica Limited, resigning in December 2005.

Mr Dulhunty's prior experience was with a major international accounting firm and one of the world's largest international companies.

Assoc. Professor Darren Shafren B.Sc (Hons I) Ph.D - Executive Director

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle, with over 20 years experience in basic and molecular virology. Dr Shafren was the founding inventor of the ViroTarg oncolytic virus technology to which Viralytics secured a worldwide license and whose intellectual property has now been fully assigned to Viralytics Ltd. Dr Shafren is a regular publisher in international peer review journals.

Dr Phillip Altman B.Sc (Hons) M.Sc Ph.D – Executive Director: Clinical and Regulatory Affairs

Dr Altman is a well known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. He is a graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees. He also co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd – ARCS). As well as working in senior management positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle, Dr Altman established his own company, Pharmaco Pty Ltd, one of the first contract research organizations (CRO's) where he served as a Senior Industry Consultant.

Remuneration Report

This report details the nature and amount of remuneration for each director of Viralytics Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay market rates which are commensurate with their responsibilities and their time and commitment. The policy has been designed to attract and retain talented executives with the superior skills needed to grow an early stage research and development company into a significant international company.

Directors

The directors of Viralytics Ltd at any time during the financial year were Mr Bryan Dulhunty (Executive Chairman appointed 10 April 2006), Associate Professor Darren Shafren (Executive Director appointed 14 December 2004), Dr Phillip Altman (Executive Director appointed 12 July 2007) and Mr Nadaisan Logaraj (Non-Executive Director resigned 26 November 2007).

Director Remuneration

The nature and scale of the company's research, development and commercialisation, demands that the Company has access to a wide range of highly specialised skills as and when needed. It is not feasible to employ all required skills on a full time basis. Accordingly, the structure of the company has been designed to address these varying needs by retaining a small group of senior executives and calling upon the specialists as and when required.

This structure results in a Board where all directors are called upon to contribute to a far greater extent than would normally be required of a general small independent Board. The directors' remuneration structure is set out below.

Details of Directors Remuneration for the year ended 30 June 2008:

DIRECTORS	Directors fees & Salary	Consulting	Superannuation	Options (v)	
	$	$	$	$	$
Mr. B Dulhunty	213,333	-	19,200	-	232,533
Assoc Prof D Shafren (ii)	16,667	-	1,500	-	18,167
Mr P Altman (iii)	48,573	117,409	4,372	-	170,354
Mr N Logaraj (iv)	-	-	-	-	-
TOTAL	**278,573**	**117,409**	**25,072**	-	**421,054**

Details of Directors compensation for the year ended 30 June 2007:

DIRECTORS	Directors fees & Salary	Consulting (iii)	Superannuation	Options (v)	
	$	$	$	$	$
Mr. B Dulhunty (i)	147,917	-	13,312	-	161,229
Assoc Prof D Shafren (ii)	50,000	-	4,500	-	54,500
Mr. N Logaraj (iv)	-	-	-	-	-
Dr. D Feeney	41,667	-	3,750	-	45,417
TOTAL	**239,584**	-	**21,562**	-	**261,146**

i) **Mr. Bryan Dulhunty (Executive Chairman):** Prior to his appointment as Executive Chairman on 10 April 2006, Mr. Dulhunty provided his services through CoSA Pty Ltd based on a commercial hourly fee. On 1 December 2006 Mr. Dulhunty entered into an Executive Employment Agreement with the Company and since that date has been an employee of the company. Refer to Note 20 related party transactions.

ii) **Associate Professor Darren Shafren:** Dr Shafren's services are provided as a consultant from Newcastle Innovations Limited (a company controlled by The University of Newcastle) to the Company as part of the ongoing research and development contract that the Company has with Newcastle Innovations. Refer to Note 20 related party transactions.

iii) **Dr Phillip Altman:** Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provides consulting services to this Company which amounted to a total of $117,409 during the year.

iv) Mr Nadaisan Logaraj: Mr Nadaisan Logaraj resigned as a director 26 November 2007. Mr. Logaraj at the time was a senior executive of Ozean Partners Ltd. Mr. Logaraj stated that he was not a Director or Officer of this Company and any fees earned by Mr. Logaraj are accountable to this Company. As such Mr. Logaraj elected not to take directors fees. For Mr. Logaraj's role as head of the Commercialisation Board, Ozean Partners Ltd was paid $36,333 during the year ended 30 June 2008.. Mr. Logaraj resigned as a Director of the Company on 26 November 2007.

v) Refer below to the section titled **Options Issued as Remuneration to a director** reference i) and ii).

Company Executives

During the year ended 30 June 2008, the Company employed one non director senior management officer. There were no non-director senior management officers in the prior year.

Details of Executives Remuneration for the year ended 30 June 2008:

	SHORT TERM BENEFITS		POST EMPLOYMENT	SHARE BASED PAYMENTS	TOTAL
SENIOR EXECUTIVES	**Cash Salary**	**Consulting**	**Superannuation**	**Options (v)**	
	$	**$**	**$**	**$**	**$**
Mr Stephen Goodall	73,125		6,581		79,106
TOTAL	**73,125**	**-**	**6,581**	**-**	**79,106**

Options Issued as Remuneration to a director:

The deemed value of options granted are as follows:

KEY MANAGEMENT PERSON	NUMBER GRANTED	VALUE OF OPTIONS GRANTED $	% OF REMUNERATION	EXERCISE PRICE $	EXPIRY DATE
2008					
Dr Phillip Altman (i)	250,000	-	-	0.20	30 June 2009
Dr Phillip Altman (i)	250,000	-	-	0.25	30 June 2010
Dr Phillip Altman (i)	250,000	-	-	0.30	30 June 2011
2007					
DFCT Pty Ltd (ii)	750,000	-	-	0.30	5 Dec 2013
DFCT Pty Ltd (ii)	500,000	-	-	0.35	5 Dec 2013
DFCT Pty Ltd (ii)	750,000	-	-	0.40	5 Dec 2013

(i) Dr Phillip Altman, a Director of Viralytics Limited, was granted 750,000 options at the Annual General Meeting of the Company held on 27 November 2007. A third of these options vests during the financial years 30th June 2009, 2010, and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively. The deemed value of options granted, based on the valuation model detailed above has resulted in zero value. The accounting standards require the calculation of the deemed value of options to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options is reflected in each year's disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using the Australian Taxation Office (ATO) valuation (which is similar to the Black-Scholes methodology) which is a function of the current value of the underlying shares the subject of the option, the exercise price of the option and the exercise period. The value calculated is also based on a number of assumptions including the volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option

(ii) DFCT Pty Ltd is an entity related to Mr. B Dulhunty. The deemed value of options granted, based on the valuation model detailed above has resulted in zero value.

Exercise of options during the year ended 30 June 2008

During the year ended 30 June 2008 no current or former directors converted previously issued options into shares.

Directors' relevant interests in securities during the year and at the date of this report are as follows:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DFCT Pty Ltd (i)	1,125,000	-	62,500	-	1,187,500
Assoc Prof D Shafren	1,024,000	-	62,500	-	1,086,500
Total	**2,149,000**	-	**125,000**	-	**2,274,000**

Directors' relevant interests in securities during the year and at the date of this report are as follows continued

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assoc Prof D Shafren	2,000,000	-	-	-	2,000,000	18 Nov 09	$0.1924
DFCT Pty Ltd (i)	750,000	-	-	-	750,000	5 Dec 13	$0.30
DFCT Pty Ltd (i)	500,000	-	-	-	500,000	5 Dec 13	$0.35
DFCT Pty Ltd (i)	750,000	-	-	-	750,000	5 Dec 13	$0.40
Dr Phillip Altman		250,000	-	-	250,000	30 June 09	$0.20
Dr Phillip Altman		250,000	-	-	250,000	30 June 10	$0.25
Dr Phillip Altman		250,000	-	-	250,000	30 June 11	$0.30
Total	**4,000,000**	**750,000**	-	-	**4,750,000**		

(i) An entity associated with Mr. B Dulhunty.

Directors' And Auditors' Indemnification

The Company has Directors and Officers Liability Insurance. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

Directors' Interest And Benefits

No director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the director received or became entitled to receive the benefit.

Non-Audit Services

Taxation compliance services were provided by Bentley's Brisbane Partnership during the financial year and the fees were $7,312 for the services.

The directors are satisfied that the non-audit services provided did not compromise the independence of the external auditors.

Auditor's Independence Declaration

The auditor's independence declaration for the year ended 30 June 2008 has been received and can be found on page 15.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty

Executive Chairman

Dated: 4th September 2008

Corporate Governance Statement

for the year ended 30 June 2008

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board guides and monitors the Company's activities on behalf of shareholders. In developing policies and setting standards the Board considers the ASX Corporate Governance Council Corporate *Governance Principles and Recommendations*. This Council however states that these recommendations are not prescriptions, they are guidelines. If a Company considers that a recommendation is inappropriate to its particular circumstances it has the flexibility not to adopt the recommendation providing it explains why it has not adopted the recommendations.

There are a number of recommendations that the directors have chosen not to adopt and the reasons for not adopting those recommendations are set out below.

Board Role and Composition

Independence of Board members: The composition of the Board is regularly reviewed to ensure that it has the requisite skills for the Company's stage of development. The structure of the Board is driven by the need to assemble a group of people with integrity and who have the experience and skills needed to govern the business and who's mix of personalities auger well for collaboration and the ability to reach decisions while having a variety of views. This means while the Board does not have a majority of independent directors as recommended by the ASX Corporate Governance Council guidelines, the structure does enable the Company to focus appropriate management skills on all issues facing the Company as efficiently as possible.

At the date of this report the Board comprised three directors.

Mr. Bryan Dulhunty (Executive Chairman) is responsible for the corporate and financial activities of the company. Mr. Dulhunty is not deemed independent due to his role as Executive Director.

Associate Professor Darren Shafren (Executive Director) was the inventor of the Company's intellectual property and is responsible for the research and development of the Company's core technology. He is deemed not to be independent due to his relationship with the University of Newcastle which undertakes the research on behalf of the company.

Dr Phillip Altman (Executive Director) is director of clinical and regulatory affairs and is responsible for the Company's clinical trial program. He is not deemed independent due to his role as an Executive Director.

The performance of each director/executive is reviewed annually by all directors independently of the individual. The Chairman then reviews and discusses their respective performance with the individual concerned. The Board has not conducted a formal annual performance review this financial year as the Board was significantly restructured during the year to meet the requisite skill bases identified above.

All directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Approval must be obtained from the Executive Chairman prior to incurring any expense on behalf of the Company.

Sub-Committees: Due to the Board's size and structure the Company has not established Nomination, Remunerations, Risk Assessment or Audit Committees. The directors believe performance of these sub-committees duties are more effectively dealt with by the main board.

Risk identification: The Board recognizes it is ultimately responsible for risk identification. The major risk areas for the Company and how they are managed are:

Intellectual Property risk: The Board receives each month a full independent report from the Company's IP lawyers on all areas of the Company's IP.

Financial Management risk: The Board reviews and discusses detailed financial accounts monthly and meets directly with the auditors during the year to discuss the financial accounts.

Scientific risk: The Board has established a Scientific Advisory Board. This Committee meets regularly throughout the year with both the researchers and Board members to discuss the state of scientific development. The Scientific Advisory Board then makes written recommendations to the Board.

Board Remuneration Policy: The Board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The Executive Chairman in consultation with independent advisors determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Company. However, to align directors' interests with shareholder interests, the directors are encouraged to hold shares in the company.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Other Information: Further information relating to the company's corporate governance practices and policies has been made available on the company's website.

Auditor's Independence Declaration

for the year ended 30 June 2008

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF VIRALYTICS LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2008 there have been:

i. no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys
Brisbane Partnership
Chartered Accountants

PM Power
Partner

3rd September 2008
Brisbane

Income Statement

for the year ended 30 June 2008

	[illegible]	2008	[illegible]
		$	**$**
Other revenue	2a	153,650	522,269
Profit on Sale of Investments	2a	201,277	-
Total Income		**354,927**	**522,269**
Research and development costs:			
- Clinical trials		232,871	117,924
- Research and Production of virus		1,604,805	1,732,380
Patents and related costs		305,741	348,491
Finance costs - other persons		6,916	4,986
Amortisation of intangibles		382,356	303,527
Diminution in value of financial assets			
– Investment in Analytica Ltd		-	303,788
Depreciation		139,336	158,333
Employee costs		761,982	519,086
Consultant costs		75,834	377,954
Administration costs		526,211	626,212
Total Expenses		**4,036,052**	**4,492,681**
Share of net losses of associates accounted for using the equity method			
- InJet Digital Aerosols Ltd		-	(130,000)
- Analytica Ltd		-	(95,178)
(Loss) from ordinary activities before income tax		**(3,681,125)**	**(4,195,590)**
Income tax expense	3	-	-
(Loss) from ordinary activities after income tax		**(3,681,125)**	**(4,195,590)**
Basic (Loss) cents per share	4	(1.4)	(1.8)
Diluted (Loss) cents per share	4	(1.4)	(1.8)

The accompanying notes form part of these financial statements

Balance Sheet

as at 30 June 2008

		$	$
Current Assets			
Cash and cash equivalents	5	2,847,258	1,881,243
Trade and Other Receivables	6a	131,995	566,846
Total Current Assets		**2,979,253**	**2,448,089**
Non-Current Assets			
Security Deposits	6b	16,500	16,500
Plant and equipment	7	313,118	441,409
Financial assets	8	1,200,000	4,296,324
Investments accounted for using the equity method	9	-	-
Intangible assets	10	4,667,174	5,049,530
Total Non-Current Assets		**6,196,792**	**9,803,763**
Total Assets		**9,176,045**	**12,251,852**
Current Liabilities			
Trade and other payables	11	481,595	555,988
Total Current Liabilities		**481,595**	**555,988**
Total Liabilities		**481,595**	**555,988**
Net Assets		**8,694,450**	**11,695,864**
Equity			
Issued Capital	12	42,997,901	39,918,189
Reserves	13	1,104,000	3,504,000
Retained earnings		(35,407,451)	(31,726,325)
		8,694,450	**11,695,864**

The accompanying notes form part of these financial statements

Statement of Changes In Equity

for the year ended 30 June 2008

	[illegible]	[illegible]	[illegible]
		$	$
Share Capital			
Balance at beginning of year		39,918,189	33,560,029
Shares issued to acquire Intellectual property		-	2,207,200
Exercise of options		-	445,200
Issue of share capital		3,230,000	4,036,655
Cost of capital raising		(150,288)	(330,895)
Balance at the end of year	12	**42,997,901**	**39,918,189**
Accumulated Losses			
Balance at beginning of year		(31,726,325)	(27,530,735)
Loss for the year		(3,681,126)	(4,195,590)
Balance at the end of the year		**(35,407,451)**	**(31,726,325)**
Reserves			
Balance at beginning of year		3,504,000	3,504,000
Unrealised gain (loss) on investment		(2,400,000)	-
Balance at the end of year	13	**1,104,000**	**3,504,000**

The accompanying notes form part of these financial statements

Cash Flow Statement

for the year ended 30 June 2008

	NOTE	2008	2007
		$	$
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,497,256)	(3,497,488)
Interest received		153,650	162,796
Finance Costs		(6,916)	(4,986)
R&D Tax Concession		357,269	-
Net cash (used in) operating activities	15	**(2,993,253)**	**(3,339,678)**
Cash Flows from Investing Activities			
Investment in non-listed entity	9a	-	(130,000)
Proceeds from disposal of Investment in Analytica Limited		897,600	55,321
Acquisition of IP		-	(2,000,000)
Security deposit		-	39,799
Proceeds from sale of equipment		-	654
Purchase of equipment		(18,044)	(43,911)
Net cash (used in) investing activities		**879,556**	**(2,078,137)**
Cash Flows from Financing Activities			
Proceeds - issue of shares		3,230,000	4,460,509
Costs of fund raising		(150,288)	(518,672)
Net cash provided by financing activities		**3,079,712**	**3,941,837**
Net (decrease)/ increase in cash held		**966,015**	**(1,475,978)**
Cash at the beginning of the financial year		1,881,243	3,357,221
Closing cash at the end of the financial year	5	**2,847,258**	**1,881,243**

The accompanying notes form part of these financial statements

1. Statement Of Significant Accounting Policies

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers Viralytics Ltd. Viralytics Ltd is a listed public company, incorporated and domiciled in Australia.

During the year ended 30th June 2008, the Company's subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd were deregistered. Accordingly, these accounts are no longer prepared on a consolidated basis. As these companies were dormant and held no assets and liabilities, Parent Entity figures (inclusive of equity accounting for investments in associated entities) have been used for comparison purposes.

The financial report of Viralytics Ltd complies with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by Viralytics Ltd in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on the accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the year ended 30 June 2008 is prepared on a going concern basis. If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

- Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

1. Statement Of Significant Accounting Policies (continued)

- Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirements of AASB139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

- Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

- Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

c) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis over their useful lives on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years,	Furniture & Fittings:	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

1. Statement Of Significant Accounting Policies (continued)

e) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognises the company's share of post-acquisition reserves of its associates.

f) Intangible Assets

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 15-20 years. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent such costs are expected beyond any reasonable doubt to be recoverable.

Intellectual Property - Virotarg License

Intellectual property has been brought to account at cost of acquisition. The Virotarg license was originally to be written off over the license period (two years) ending November 2006.

In December 2006, the intellectual property included under the license agreement was assigned to Viralytics Ltd. The licensing agreement was consequently terminated. The acquired patents (previously the subject of the license) are being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

1. Statement Of Significant Accounting Policies (continued)

k) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

2. Profit/(Loss) From Ordinary Activities

	2008	2007
	$	$
Profit/(Loss) from ordinary activities before income tax has been determined after		
a) Other Revenue:		
R & D Tax Concession	-	357,269
Interest received	153,650	162,796
Profit on Sale of Investments	201,277	-
Other	-	2,204
	354,927	522,269
b) Expenses		
Remuneration of the auditor of the parent entity.		
- auditing and reviewing the financial reports	27,609	24,300
- other services	7,312	-
	34,921	24,300
c) Loss on disposal of plant and equipment	6,999	-

3. Income Tax

The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows

	2008	2007
	$	$
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(1,104,338)	(1,258,677)
Add Tax effect of:		
- non- deductible legal fees	2,997	1,528
- entertainment	1,575	-
- non-deductible diminution in value of investments	562,883	91,136
- non-deductible amortization of intellectual property	114,707	91,058
- non-deductible share of equity accounted losses	-	67,554
Future Income tax benefit (recognized)/ not recognized	422,176	1,007,401
Income tax benefit attributable to loss from ordinary activities before income tax	-	-

Franking Account – Nil (2007: Nil)

3. Income Tax (continued)

The directors estimate the potential future income tax benefit at 30 June 2008 in respect of tax losses not brought to account for the company is ($17,692,287).

This benefit for tax losses will only be obtained if:

(i) the company derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;

(ii) the company continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

4. Earnings Per Share

	2008	2007
	CENTS	CENTS
Basic earnings (loss) cents per share	(1.4)	(1.8)
Diluted earnings (loss) cents per share	(1.4)	(1.8)
Income and share data used in the calculations of basic and diluted earnings per share	-	-
Net Profit/(Loss)	(3,681,125)	(4,195,590)
	Number	**Number**
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	260,546,299	228,538,573
Effect of dilutive securities	13,330,822	13,199,781
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share (i)	273,877,121	241,738,354

(i) The potential conversion of share options would give rise to potential ordinary shares of 13,330,822. These potential ordinary shares have not been taken into account when calculating the diluted loss per share due to their anti dilutive nature.

5. Cash And Cash Equivalents

	2008	2007
	$	$
Cash at bank and in hand	2,847,258	37,495
Short-term bank deposits	-	1,843,748
	2,847,258	**1,881,243**

Notes to the Financial Statements

for the year ended 30 June 2008

6. Trade And Other Receivables

	2008	2007
	$	**$**
a) Current		
Prepayments	69,615	145,838
GST Receivable	62,380	63,739
R & D Tax Concession	-	357,269
	131,995	**566,846**
b) Non-Current		
Security Deposit	**16,500**	**16,500**

7. Plant And Equipment

	$	$
Plant & Equipment - at Cost	845,234	836,873
Accumulated Depreciation	(532,116)	(395,464)
	313,118	**441,409**
Movements in Carrying Amounts		
Movements in the carrying amounts at the beginning and end of the current and previous year:		
Balance at beginning of period	441,409	565,571
Additions	18,044	43,912
Disposals at WDV	(6,999)	(9,741)
Depreciation expense	(139,336)	(158,333)
Balance at end of period	313,118	441,409

8. Financial Assets

	$	$
Available-for-sale financial assets	1,200,000	4,296,324
(a) Investment in unlisted entities at fair value:		
- CBio Ltd (i)	3,600,000	3,600,000
- CBio Ltd (i)–Reduction in fair value	(2,400,000)	-
	1,200,000	3,600,000

8. Financial Assets (continued)

	$	$
(b) Investment in listed entity at fair value:		
- Analytica Ltd (ii)		
Balance at beginning of year	696,324	2,778,396
Sale of Analytica Ltd shares at cost	(2,778,396)	-
Reversal of Impairment provision	2,082,072	-
Less: Impairment provision	-	(2,082,072)
Balance at end of year	-	696,324
Total available for sale financial assets	1,200,000	4,296,324

The Directors have reviewed the carrying value of the financial assets and believe they are stated at fair value.

(i) CBio Limited: Viralytics Ltd owns 3.2% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007), subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au.

(ii) Analytica Ltd: At the beginning of the year, Viralytics owned 43,520,226 shares representing 22.1% of the issued capital of ALT. During the year, Viralytics sold down all of its shares in ALT. This sale netted an amount of $897,154 and as a consequence of reversing the related impairment provision, an accounting profit of $201,277 was earned. In the year ended 30 June 2007 Analytica Ltd was equity accounted up to 31 December 2006 at which time management influence ceased.

9. Investments Accounted For Using The Equity Method

	2008	2007
	$	$
InJet Digital Aerosols Ltd - Unlisted	-	-
(a) Movement in Investment accounted for using the equity method		
- InJet Digital Aerosols Ltd		
Balance at beginning of year (i)	-	-
Rights Issue entitlement	-	130,000
Less: Equity accounted losses of IDAL	-	(130,000)
Balance at end of year (i)	-	-
- InJet Digital Aerosols Inc		
Balance at beginning of year	-	-
Write-off of investment	-	(704,200)
Write back of provision due on liquidation of company	-	704,200
Balance at end of year (ii)	-	-
(b) Equity accounted losses of InJet Digital Aerosols Ltd (IDAL) are broken down as follows:		
Share of net (loss) after tax	-	(117,290)
Share of loss not taken up in prior period	-	(12,710)
Share of net (loss)	-	**(130,000)**
(c) Summarised presentation of aggregate assets, liabilities and performance of IDAL:		
Current Assets	-	65,696
Current liabilities	-	(127,654)
Net Assets	-	**(61,958)**

9. Investments Accounted For Using The Equity Method (continued)

	2008	2007
	$	$
(d) Accumulated losses attributable to IDAL:		
Balance at beginning of year	-	(500,000)
Share of net losses to extent of carrying value	-	(117,290)
Share of loss not taken up in prior period	-	(12,710)
Balance at end of year	**-**	**(630,000)**

Interests are held in the following associated companies:

		2008	2007	2008	2007
		%	%	$	$
Unlisted:					
- InJet Digital Aerosols Ltd	Australia	44.9	45.3	-	-

(i) InJet Digital Aerosols Ltd (IDAL) (44.9% ownership interest) is an unlisted public company. IDAL has a license agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

(ii) InJet Digital Aerosols Inc was liquidated on 22 June 2007.

10. Intangible Assets

	[illegible]	[illegible]
	$	$
Intellectual Property:		
Virotherapy Intellectual property (i)	8,510,800	8,510,800
Accumulated amortisation	(3,843,626)	(3,461,270)
	4,667,174	**5,049,530**
Movements In Intellectual Property:		
Balance at beginning of year	5,049,530	3,145,857
Issue of shares on assignment of IP under Virotarg agreement (15.5m shares at $0.1424 per share)	-	2,207,200
Less: Accumulated amortisation	(382,356)	(303,527)
Balance at end of year	**4,667,174**	**5,049,530**

(i) Acquisition of Intellectual Property – ViroTarg License Agreement

On 4 August 2004 Viralytics Ltd signed a worldwide license agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The license agreement covered the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses ("Virotherapy") for the treatment of a range of different cancers. The license agreement provided for the outright acquisition of the Intellectual Property upon payment of $5m in cash and the issue of 22.5m shares over the period of the license. These milestone payments were converted during the year and the IP acquired outright.

The Virotherapy IP has been brought to account at cost of acquisition. The cost of the license was being written off over the license period (two years) ending November 2006. On acquisition of the Intellectual Property in December 2006, the licensing agreement came to an end and the value of the Intellectual Property is now being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

11. Trade & Other Payables

	[illegible]	[illegible]
	$	$
Current		
Trade payables	178,154	277,341
Other unsecured	303,441	278,647
	481,595	**555,988**

12. Issued Capital

		2008	2007	2008	2007
		$	$	Number	Number
Fully Paid Ordinary shares	(a)	42,997,901	39,918,189	281,221,504	240,846,504
Unlisted Options					
- Employee	(b)			1,120,000	1,570,000
- Other	(c)			11,800,000	12,050,000
(a)Fully Paid Ordinary shares					
At the beginning of the reporting period		39,918,189	33,560,029	240,846,504	194,435,636
Shares Issued during the year:					
- Share Placement (i)		1,388,000	-	17,350,000	-
- Share Purchase Plan (ii)		1,842,000	-	23,025,000	-
- May 2006 Rights Issue (iv)		-	4,036,655	-	26,910,868
- Exercise of options		-	445,200	-	4,000,000
- ViroTarg license allotment (iv)		-	2,207,200	-	15,500,000
- Cost of fund raising		(150,288)	(330,895)	-	-
At the end of the reporting period		**42,997,901**	**39,918,189**	**281,221,504**	**240,846,504**

(i) $1,388,000 Share Placement – shares offered at 8.0cents.

(ii) Share Purchase Plan – shareholder's given the opportunity to purchase up to $5,000 of ordinary shares at 8.0 cents.

(iii) Non-Renounceable rights issue under Prospectus dated May 2006 at 15.0 cents.

(iv) Shares issued to ViroTarg under License Agreement dated 4th August 2004 at the volume weighted average price of ('VWAP') of $0.1424 in December 2006.

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

12. Issued Capital (continued)

(b) Unlisted Options - Employee share scheme	2008 Number	2007 Number
Movements in options issued under the employee share scheme during the year	-	-
Number at the beginning of the reporting period	1,570,000	1,570,000
Options expired during the year	(450,000)	-
Number at the end of the reporting period	**1,120,000**	**1,570,000**

Employee share scheme options - Date issued	Expiry Date	Number of options	Exercise Price
31 August 1999	30 Aug 09	1,000,000	44.0 cents
18 April 2001	17 April 11	20,000	35.0 cents
11 September 2004	15 April 09	100,000	20.0 cents
Total on issue		**1,120,000**	

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an un-issued ordinary share in the Company;
(b) allocations of options will be limited to 5% of issued shares in the Company;
(c) options are unlisted and are not transferable;
(d) options not exercised within the prescribed period will lapse;
(e) each option has no voting or dividend rights; upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price.

(c) Other Unlisted Options	2008 Number	2007 Number
Movements in options issued during the year		
Number at the beginning of the period	12,050,000	13,050,000
- Issued	750,000	4,000,000
- Exercised	-	(4,000,000)
- Lapsed	(1,000,000)	(1,000,000)
Number at the end of the reporting period	**11,800,000**	**12,050,000**

12. Issued Capital (continued)

Other Unlisted Options issued:

Expiry Date	Note	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Exercise Price
28 Dec 07		1,000,000	-	-	(1,000,000)	-	$0.1924
18 Nov 09		4,600,000	-	-	-	4,600,000	$0.1924
18 Nov 09		1,000,000	-	-	-	1,000,000	$0.30
18 Nov 09		1,000,000	-	-	-	1,000,000	$0.40
13 Jun 10		150,000	-	-	-	150,000	$0.25
13 Jun 10		150,000	-	-	-	150,000	$0.30
13 Jun 10		150,000	-	-	-	150,000	$0.40
4 Apr 12		1,000,000	-	-	-	1,000,000	$0.30
4 Apr 12		1,000,000	-	-	-	1,000,000	$0.40
5 Dec 13		750,000	-		-	750,000	$0.30
5 Dec 13		500,000	-	-	-	500,000	$0.35
5 Dec 13		750,000		-	-	750,000	$0.40
26 Nov 12	(f)		250,000	-	-	250,000	$0.20
26 Nov 12	(f)		250,000	-	-	250,000	$0.25
26 Nov 12	(f)		250,000	-	-	250,000	$0.30
		12,050,000	**750,000**	**-**	**(1,000,000)**	**11,800,000**	

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend right;.

(e) all options issued were issued free of charge;

(f) At the Annual General Meeting held on 27th November 2007, shareholders granted to Dr Phillip Altman, a Director of Viralytics Limited 750,000 options. A third of these options vests during the financial years ending 30th June 2009, 2010 and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively per option. All options have an expiry date of 26th November 2012.

If all unlisted options are exercised in accordance with their terms of issue, 12,920,000 shares would be issued (2007:13,620,000) and Contributed Equity would increase by $3.8m (2007: $3.5m).

13. Reserves

	2008	2007
	$	$
Options reserve	1,104,000	1,104,000
Unrealised Gains reserve (i)	-	2,400,000
Total	**1,104,000**	**3,504,000**

Movements in Reserves:

(i) Unrealised Gains reserve		
Balance at beginning of year	2,400,000	2,400,000
Unrealised gains on investment – Cbio Limited	(2,400,000)	-
Balance at end of year	-	**2,400,000**

Nature and purpose of Option reserve

The Options reserve records items recognized as an expense on payment of share-based consideration.

Nature and purpose of Unrealised Gains reserve

The Unrealised Gains reserve records unrealised gains arising from changes in the fair value of available-for-sale financial assets.

14. Segment Information

Viralytics Ltd operates in only one business segment – biotechnology. The activities of the Company take place principally in Australia.

15. Cash Flow Information

(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax:

	2008	2007
	$	$
Net Cash Inflow/(Outflow) from Operating Activities	(2,993,253)	(3,339,678)
Non-Cash Items		
Depreciation and Amortisation	(521,692)	(461,860)
Loss on disposal of assets	(6,999)	(9,085)
Profit on disposal of investment	201,277	1,898
Share of loss of equity accounted associate	-	(225,178)
(Decrease)/increase in Receivables	(358,628)	132,001
Prepayments	(76,223)	(74,226)
(Increase)/decrease in accounts Payables	74,393	84,326
Provision for diminution of Investment	-	(303,788)
Loss from ordinary activities after Income Tax	**(3,681,125)**	**(4,195,590)**

(ii) Financing Facilities: At 30 June 2008 there were no credit standby arrangements or used or unused loan facilities.

16. Controlled Entities

NAME	[illegible]	% OWNED		[illegible]	
		2008	2007	2008	2007
		%	%	$	$
Controlled entities and contribution to Economic Entity Loss:					
Viralytics Ltd	Australia			(3,681,125)	(3,970,412)
Equity Accounted loss				-	(225,178)
Sub Total				(3,681,125)	(4,195,590)

16. Controlled Entities (continued)

[illegible]	[illegible]			[illegible]	
		2008	**2007**	**2008**	**2007**
		%	%	$	$
Sub total carried forward				**(3,681,125)**	**(4,195,590)**
Wholly owned subsidiaries:				-	-
- MS Therapeutics Pty Ltd	Australia	-	100	-	-
- Medical Innovations Ltd	Australia	-	100	-	-
- Diagnostics Australia P/L	Australia	-	100		
Total				**(3,681,125)**	**(4,195,590)**

During the year ended 30th June 2008, the Companies wholly owned subsidiaries, listed above, were deregistered.

17. Capital And Leasing Commitments

	2008	2007
	$	**$**
Operating Lease Commitments		
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable		
- not later than 12 months	61,620	93,333
- later than 12 months but not later than 5 years	35,945	100,000
	97,565	**193,333**

The Operating lease commitments relate to the lease of the office facilities, which have a currency of three years with an option to renew for a further 3 years. In addition to the rentals payable, the lessee is responsible for defined outgoings and the rent is subject to annual review.

18. Financial Instruments

a. Financial Risk Management Policies

The company's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable. The main purpose of non-derivative financial instruments is to raise finance for company operations. The company does not have any derivative instruments at 30 June 2008.

18. Financial Instruments (continued)

a. Financial Risk Management Policies (continued)

i. Treasury Risk Management: The board of directors meet on a regular basis to analyse financial risk exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.

The board's overall risk management strategy seeks to assist the company in meeting its financial targets, whilst minimising potential adverse effects on financial performance.

ii. Financial Risk Exposures and Management: The main risks the company is exposed to through its financial instruments are interest rate risk, liquidity risk and credit risk.

iii. Interest rate risk: The company is not exposed to fluctuations in interest rates as it does not have any interest-bearing financial liabilities. The company holds interest-bearing financial assets however interest rate risk is immaterial.

iv: Foreign currency risk: The company is not exposed to fluctuations in foreign currencies.

v: Liquidity risk: The company manages liquidity risk by monitoring forecast cash flows.

vi: Credit risk: The maximum exposure to credit risk at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements. There are no material amounts of collateral held as security at 30 June 2008. Credit risk is managed and reviewed regularly by the directors. The company does not have any material credit risk exposure to any single receivable or company of receivables under financial instruments entered into by the company.

vii: Price risk: The company is not exposed to any material commodity price risk.

b. Financial Instrument Composition and Maturity Analysis

The tables below reflect the undiscounted contractual settlement terms for financial instruments of a fixed period of maturity, as well as management's expectations of the settlement period for all other financial instruments. As such, the amounts may not reconcile to the balance sheet.

18. Financial Instruments (continued)

c. Financial Instrument Composition and Maturity Analysis (continued)

	Weighted Average Effective Interest Rate		Floating Interest Rate		Fixed Interest Rate Maturing: Within 1 Year		Fixed Interest Rate Maturing: 1 to 5 Years		Non-Interest Bearing		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Parent Entity	%	%	$	$	$	$	$	$	$	$	$	$
Financial Assets:												
Cash and cash equivalents	7.08	6.00	2,846,738	1,881,223	-	-	-	-	520	20	2,847,258	1,881,243
Receivables	7.00	6.00	-	-	16,500	16,500	-	-	62,380	421,008	78,880	437,508
Investments	-	-	-	-	-	-	-	-	1,200,000	4,296,324	1,200,000	4,296,324
Total Financial Assets			2,846,738	1,881,223	16,500	16,500	-	-	1,262,900	4,717,352	4,126,138	6,615,075

	Weighted Average Effective Interest Rate		Floating Interest Rate		Fixed Interest Rate Maturing: Within 1 Year		Fixed Interest Rate Maturing: 1 to 5 Years		Non-Interest Bearing		Total	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	%	%	$	$	$	$	$	$	$	$	$	$
Financial Liabilities:												
Trade and sundry payables	-	-	-	-	-	-	-	-	481,595	555,988	481,595	555,988
Total Financial Liabilities	-	-	-	-	-	-	-	-	481,595	555,988	481,595	555,988

Trade and other payables are expected to be paid as follows:

	2008	2007
	$	$
Less than 6 months	481,595	555,988
6 months to 1 year	-	-
1 – 5 years	-	-
	481,595	555,988

18. Financial Instruments (continued)

d. Net Fair Values

The net fair values of listed investments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For other assets and other liabilities the net fair value approximates their carrying value. No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheet and in the notes to the financial statements. The aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date are

	2008		2007	
	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
	$	$	$	$
Financial assets				
Cash and Cash Equivalents	2,847,258	2,847,258	1,881,243	1,881,243
Available for sale financial assets at fair value	1,200,000	1,200,000	4,296,324	4,296,324
Loans and receivables	78,880	78,880	437,508	437,508
	4,126,138	4,126,138	6,615,075	6,615,075
Financial liabilities				
Trade and other payables	481,595	481,595	555,988	555,988
	481,595	481,595	555,988	555,988

Fair values are materially in line with carrying values.

Sensitivity Analysis

Interest Rate Risk: The Company has performed a sensitivity analysis relating to its exposure to interest rate risk at balance date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in this risk

Interest Rate Sensitivity Analysis: At 30 June 2008, the effect on profit and equity as a result of changes in the interest rate, with all other variables remaining constant, would be as follows:

	2008	2007
	$	$
Change in profit		
- Increase in interest rate by 2%	56,945	37,625
- Decrease in interest rate by2%	(56,945)	(37,625)

18. Financial Instruments (continued)

d. Net Fair Values (continued)

	2008	200[illegible]
	$	**$**
Change in Equity		
- Increase in interest rate by 2%	56,945	37,625
- Decrease in interest rate by 2%	(56,945)	(37,625)

The above interest rate sensitivity analysis has been performed on the assumption that all other variables remain unchanged.

No sensitivity analysis has been performed on foreign exchange risk, as the entity is not exposed to foreign currency fluctuations.

e. Capital Management

The company manages its capital to ensure that it will be able to fund its operations in the research and development of virotherapy technologies and continue as a going concern. The company's overall strategy remains unchanged from 2007.

The capital structure of the company consists of cash and cash equivalents and equity, comprising issued capital and reserves, as disclosed in note 12.

A share purchase plan and share placement was completed in January 2008 to fulfill the company's capital management objectives by providing enough cash resources for the next 12 to 18 months. The directors monitor the company's capital on a continuous basis, considering when to engage in capital raising activities based on market conditions and future resource requirements.

There are no externally imposed capital requirements.

19. Contingent Liabilities/Guarantee

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the license agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive license of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the license agreement by IDAL.

The Company has entered into a formal research contract with The University of Newcastle Research Associates (now known as Newcastle Innovation Limited). Under this contract Viralytics Limited is obliged to fund the remainder of the senior researcher's employment until June 2009.

At the date of this report there are no other known contingent liabilities.

20. Related Party Transactions

a) Share Transactions of Directors

Details of directors' holdings and transactions in equity securities of the Company are detailed in the Remuneration Report contained in the Directors' Report.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the Company they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $72,225 to 1 December 2006. On commencement of Mr. Dulhunty's role of Executive Chairman on 1 December 2006 no further fees were paid to CoSA.

Ozean Partners Ltd was paid $36,333 (2007: $12,263) for Mr Logaraj's role as head of the Commercialisation Board. During the year ended 30 June 2007 Ozean Partners Ltd also received $12,262 in consulting fees for additional work performed by Mr. Nadaisan Logaraj on behalf of the company. Refer to Remuneration Report included in the Directors' Report. Mr. Nadaisan Logaraj is a senior executive of Ozean Partners Ltd.

Associate Prof Darren Shafren received consulting fees of $207,917 (2007 $110,000) from The University of Newcastle Research Associates (now called Newcastle Innovations Limited) for his work performed as part of the research and development agreement held with Viralytics. Prof Shafren also received Directors fees of $16,667 which are included in the Directors' Report.

Dr Phillip Altman: Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provides consulting services to this Company which amounted to a total of $117,409 during the year.

(2007: Nil)

21. Events Subsequent To Reporting Date

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the company, the results of those operations or the state of affairs of the economic entity in subsequent financial years. The financial report was authorised for issue by the directors on the date that the Directors' declaration was signed.

22. Corporate Structure

Viralytics Ltd is a company limited by shares that is incorporated and domiciled in Australia. During the year ended 30 June 2008, the following wholly owned subsidiaries were deregistered:

- MS Therapeutics Pty Ltd
- Medical Innovations Ltd
- Diagnostics Australia Pty Ltd

Viralytics' accounts have therefore not been prepared on a consolidated basis however Parent Company figures (includes equity accounting for investments in associates) have been used for comparison purposes. The deregistered subsidiaries above, held no assets or liabilities.

Viralytics also owns 44.9% of InJet Digital Aerosols Ltd which was equity accounted during the year.

23. Changes To Australian Accounting Standards

The following changes were made to accounting standards and were not applicable for the year ended 30 June 2008. Details of these standards and their potential impact on future financial reports of the Company are as follows:

AASB Amendment	Standards Affected		Outline of Amendment
AASB 2007–3 Amendments to Australian Accounting Standards	AASB 5	Non-current Assets Held for Sale and Discontinued Operations	The disclosure requirements of AASB 114: Segment Reporting have been replaced due to the issuing of AASB 8: Segment Reporting in February 2007. These amendments will involve changes to segment reporting disclosures within the financial report. However, it is anticipated there will be no direct impact on recognition and measurement criteria amounts included in the financial report, as the entity does not fall within the scope of AASB 8.
	AASB 6	Exploration for and Evaluation of Mineral Resources	
	AASB 102	Inventories	
	AASB 107	Cash Flow Statements	
	AASB 119	Employee Benefits	
	AASB 127	Consolidated and Separate Financial Statements	
	AASB 134	Interim Financial Reporting	

Application date of Standard: 1 January 2009
Application date for Group: 1 July 2009

23. Changes To Australian Accounting Standards (continued)

AASB Amendment	Standards Affected		Outline of Amendment
	AASB 136	Impairment of Assets	
	AASB 1023	General Insurance Contracts	
	AASB 1038	Life Insurance Contracts	
	AASB 114	Segment Reporting	As above.
	AASB 1	First time adoption of AIFRS	The revised AASB 123: Borrowing Costs issued in June 2007 has removed the option to expense all borrowing costs. This amendment will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. However, there will be no direct impact to the amounts included in the financial group as they already capitalise borrowing costs related to qualifying assets.
	AASB 107	Cash Flow Statements	
	AASB 111	Construction Contracts	
	AASB 116	Property, Plant and Equipment	
	AASB 138	Intangible Assets	
	AASB 123	Borrowing Costs	As above
	AASB 101	Presentation of Financial Statements	The revised AASB 101: Presentation of Financial Statements issued in September 2007 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity.

Application date of Standard: 1 January 2009
Application date for Group: 1 July 2009

Directors' Declaration

for the year ended 30 June 2008

The Directors of the Company declare that:

1. The financial statements and notes as set out on pages 16 to 43 of the Company are in accordance with the Corporations Act 2001, and:

    (a) comply with Accounting Standards and Corporations Regulations 2001; and

    (b) give a true and fair view of the financial position as at 30 June 2008 and of the performance for the year ended on that date of the Company.

2. the Executive Chairman has declared that:

    (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;

    (b) the financial statements, and notes for the financial year comply with the Accounting Standards; and

    (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to going concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Bryan Dulhunty

Signed: 4th September 2008

Independent Auditor's Report
To The Members of Viralytics Ltd

for the year ended 30 June 2008

Report on the Financial Report

We have audited the accompanying financial report ("financial report") of Viralytics Limited ("the company"), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity, cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the company.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of the directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 7 to 11 of the directors' report and not in the financial report.

Directors' Responsibility for Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

The directors are also responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report To The Members of Viralytics Ltd

for the year ended 30 June 2008

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 3 September 2008, would be in the same terms if provided to the directors as at the date of this auditors' report.

Auditor's Opinion

In our opinion:

a. the financial report ofViralytics Ltd is in accordance with the *Corporations Act 2001*, including:

   i giving a true and fair view of the company's financial position as at 30 June 2008 and of its performance for the year ended on that date; and

   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;

b. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1; and

c. the remuneration disclosures that are contained in pages 7 to 11 of the directors' report comply with Accounting Standard AASB 124.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is some uncertainty whether Viralytics Limited will be able to continue as a going concern if the Company is unable to realise its investments or is unable to raise additional funds from the equity markets, or if forecast costs and revenues are not met in which case the company may be unable to continue as a going concern and therefore may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys Brisbane Partnership Chartered Accountants	P M Power Partner

4 September 2008

Patent Portfolio summary

for the year ended 30 June 2008

Summary of Patents and Patent Applications Assigned to Viralytics

Title	Priority Date & PCT Number	Country	Number	Status
PATENTS				
A method of treating a malignancy in a subject and a pharmaceutical composition for use in same				
	27 November 2000	Australia	770517	Granted
	WO 2001/037866	Australia	2004202292	Granted
		Australia	2007211890	Pending
		Canada	2422429	Pending
		Europe	00979268.0	Notice of allowance issued
		Japan	2001-539480	Pending
		New Zealand	519527	Granted
		USA	7,361,354	Granted
		USA	12/040813	Pending
A method of treating a malignancy in a subject via direct picornaviral-mediated oncolysis				
	18 December 2002	Australia	2003287773	Pending
	WO 2004/054613	Canada	2510227	Pending
		China	200380109808.3	Pending
		Europe	03779569.7	Pending
		India	2950/DELP/0	Pending
		India	0068/DELNP/08	Pending
		Japan	04-559490	Filed
		New Zealand	541230	Pending
		Singapore	113802	Granted
		South Africa	2005/05389	Granted
		South Korea	2005-7011510	Pending
		USA	10/539219	Pending
		Hong Kong	06103056.9	Pending
Modified oncolytic viruses				
	11 March 2004	Australia	2005221725	Pending
	WO 2005/087931	Canada	2559055	Pending
		China	200580007825.5	Pending
		Europe	05700080.4	Pending
		Hong Kong	07104792.5	Pending
		India	5572/DELP/2006	Pending
		Japan	2007-502143	Pending
		New Zealand	550376	Pending
		Singapore	200606160-0	Pending
		South Africa	2006/08222	Pending
		South Korea	10-2006-7021119	Pending
		USA	10/592395	Pending

Patent Portfolio summary

for the year ended 30 June 2008

Summary of Patents and Patent Applications Assigned to Viralytics (continued)

Title	Priority Date & PCT Number	Country	Number	Status
Methods and compositions for treatment of hematologic cancers				
	20 August 2004 WO 2006/017914	Australia	2005274617	Pending
		Canada	2577692	Pending
		China	200580034763.7	Pending
		Europe	05773382.6	Pending
		Hong Kong	07108488.5	Pending
		India	2010/DELNP/2007	Pending
		Japan	2007-526129	Pending
		New Zealand	553870	Pending
		Singapore	200701428-5	Pending
		South Africa	2007/02269	Pending
		South Korea	10-2007-7006358	Pending
		USA	11/660.458	Pending
Method and composition for treatment of neoplasms				
	17 Jan 2006 WO 2006/074526	Australia	2006206053	Pending
		China	200680006483.X	Pending
		Europe	06700535.5	Pending
		Hong Kong	08105564.7	Pending
		India	6025/DELNP/2007	Pending
		USA	11/795.439	Pending

Additional Information for Listed Public Companies

for the year ended 30 June 2008

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only. The information is current as at 4 September 2008.

1. Shareholding

(a) The number of shareholders, by size of holding, in each class of shares are:

		Number of holders	Number of ordinary shares
1	10,000	1,562	8,374,636
10,001	50,000	1,485	40,910,232
50,001	100,000	472	37,518,027
100,001	and over	503	194,418,609
Total		**4,022**	**281,221,504**

(b) The number of shareholders holding less than a marketable parcel of shares is 1,235 and they hold 5,104,916 securities.

(c) Voting Rights

All ordinary shares carry one vote per share without restriction.

Additional Information for Listed Public Companies

for the year ended 30 June 2008

(d) 20 Largest Shareholders – Ordinary Shares.

The names of the twenty largest holders of quoted shares are:

	LISTED ORDINARY SHARES	
	Number of shares	**% of ordinary shares**
The University of Newcastle Research Associates Limited	11,171,000	3.97%
Scicapital Pty Limited	10,305,000	3.66%
Davies Nominees Pty Ltd (Super Account)	10,000,000	3.56%
National Nominees Limited	9,885,640	3.52%
Hawkins and Birthwright Limited	6,000,000	2.13%
Mr G Moir	4,121,000	1.47%
Yarandi Investments Pty Ltd	2,832,811	1.01%
HHH Group Pty Ltd	2,500,000	0.89%
Getty Minerals Pty Ltd (Super Account)	2,300,000	0.82%
Teresa McWilliams	2,000,000	0.71%
OMB Investments Pty Ltd	1,830,000	0.65%
BE Copymart Pty Ltd	1,822,958	0.65%
Armco Barriers Pty Ltd	1,700,000	0.60%
Mr F Heppingstone and Mrs D Heppingstone (Super Fund Account)	1,625,000	0.58%
Mr G Moir and Mrs A Moir (Super Fund Account)	1,500,000	0.53%
Citicorp Nominees Pty Ltd	1,410,000	0.50%
Mrs K Sherman	1,350,000	0.48%
Ignatius Lip Pty Ltd (Super Fund Account)	1,297,468	0.46%
Mr R Daly and Mrs S Daly (Super Fund Account)	1,280,088	0.46%
Mr Bruce Reilly	1,250,000	0.44%
Total	**76,180,965**	**27.09%**

2. Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.

3. American Depository Receipts Program

The ADR program allows investors to purchase in US denominated securities through North American brokerages. It is administered by the Bank of New York. Each ADR represents 30 Viralytics Ltd shares.

Notes:



The Annual General Meeting of Viralytics Ltd (Company) will be held at **11am on Tuesday 18 November 2008 in the Promenade Room, Noah's on the Beach, Newcastle**, Corner Shortland Esplanade and Zara Street, Newcastle, New South Wales, 2300.

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the Financial Statements and the reports of the Directors and Auditor for the year ended 30 June 2008.

To consider and, if thought fit, to pass the following resolutions:

1. **DIRECTORS' REMUNERATION REPORT**

To consider and, if thought fit, to pass the following in accordance with section 250R(2) of the Corporations Act:

'That the section of the report of the Directors in the 2008 Annual Report dealing with the remuneration of the Company's Directors and Senior Executives (Remuneration Report) be adopted.'

Note: This resolution shall be determined as if it were an ordinary (majority) resolution, but under section 250R(3) of the Corporations Act, the vote does not bind the Directors of the Company.

2. **RE-ELECTION OF DR PHILLIP ALTMAN AS DIRECTOR**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Dr Phillip Altman who, in accordance with rule 16.1 of the Constitution of the Company and Listing Rule 14.4, retires by rotation and being eligible, offers himself for re-election, be re-elected as a director.'

3. **RE-ELECTION OF MR PAUL HOPPER AS DIRECTOR**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Mr Paul Hopper who, was appointed by the Board as an additional Director, having retired in accordance with Rule 13.2 of the Company's Constitution and Listing Rule 14.4, being eligible and having offered himself for re-election, be re-elected as a Director of the Company.'

4. **RE-ELECTION OF MR PETER MOLLOY AS DIRECTOR**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

'That Mr Peter Molloy who, was appointed by the Board as an additional Director, having retired in accordance with Rule 13.2 of the Company's Constitution and Listing Rule 14.4, being eligible and having offered himself for re-election, be re-elected as a Director of the Company.

SPECIAL BUSINESS

5. APPROVAL FOR THE ISSUE OF OPTIONS TO MR PAUL HOPPER

To consider, and if thought fit, pass, the following resolution as an ordinary resolution:

'That, for the purposes of section 208 of the Corporations Act and Listing Rule 10.11 and in accordance with Listing Rule 10.13, the Company be authorised to offer to Mr Paul Hopper (or his nominee), 3,000,000 options in the capital of the Company, the terms of which are set out in the Explanatory Memorandum accompanying this Notice of Meeting.'

Note: If approval is obtained under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Memorandum.

6. APPROVAL FOR THE ISSUE OF OPTIONS TO MR PETER MOLLOY

To consider, and if thought fit pass, the following resolution as an ordinary resolution:

'That, for the purposes of section 208 of the Corporations Act and Listing Rule 10.11 and in accordance with Listing Rule 10.13, the Company be authorised to offer to Mr Peter Molloy (or his nominee), 3,000,000 options in the capital of the Company, the terms of which are set out in the Explanatory Memorandum accompanying this Notice of Meeting.'

Note: If approval is obtained under Listing Rule 10.11, approval is not required under Listing Rule 7.1, as set out in the Explanatory Memorandum.

7. RATIFICATION OF ISSUE OF SECURITIES FOR PLACEMENT

To consider and, if thought fit, to pass the following ordinary resolution:

'That for the purposes of Listing Rule 7.4 and for all other purposes, the prior issue and allotment of shares to sophisticated and professional investors at an issue price of $0.08 under a share placement conducted in the following two tranches, be ratified:

- 10,825,000 shares placed on 28 December 2007; and
- 6,525,000 shares placed on 16 January 2008.'

8. APPROVAL TO ISSUE SHARES FOR 2008 PLACEMENT

To consider and, if thought fit, to pass the following ordinary resolution:

'That for the purposes of Listing Rule 7.1 and for all other purposes, the issue and allotment of up to 60,000,000 securities to sophisticated and professional investors under a placement in the manner contemplated in the Explanatory Memorandum, be approved.'

By Order of the Board

Bryan Dulhunty
Executive Chairman
Date 10 October 2008

Voting exclusion statement

In accordance with Listing Rule 14.11.1, the Company will disregard any votes cast on:

Resolution 5 - Mr Hopper and his associates;

Resolution 6 - Mr Molloy and his associates;

Resolution 7 - a person who participated in the issue and their associates;

Resolution 8 - a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed;

However, the Company need not disregard a vote if it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the instructions on the proxy form; or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further information in relation to these resolutions is set out in the Explanatory Memorandum which accompanies this Notice of Meeting.

NOTES

Entitlement to Vote

For the purposes of the Annual General Meeting, in accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that for the purposes of the meeting all shares in the Company will be taken to be held by the persons set out in the register of shareholders at 11am on Sunday 16 November 2008. Accordingly, transactions registered after that time will be disregarded in determining shareholders entitled to attend and vote at the Annual General Meeting of the Company.

How to Vote

You may vote by attending the Annual General Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by Proxy

To vote by proxy, the proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by the Company **not later than** 11am on Sunday 16 November 2008. Any proxy form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

- by delivery to Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000; or
- by mail to Link Market Services Limited, Shareholder Correspondence – locked Bag A14 Sydney, South New South Wales, 1235, Australia; or
- by facsimile to +61 (02) 9287 0309.

Your proxy form (containing complete details of how to vote by proxy) accompanies this Notice of Meeting.

This Explanatory Memorandum accompanies the Notice of Annual General Meeting of shareholders for Viralytics Ltd (Company).

Ordinary business

Financial Statements and Reports

The Corporations Act requires that the report of the Directors, the report of the Auditor and the financial reports be presented to the Annual General Meeting. In addition the Company's Constitution provides for such reports and statements to be received and considered at the meeting. Apart from the matters involving remuneration which are required to be voted upon, neither the Corporations Act nor the Company's Constitution requires a vote of Shareholders at the Annual General Meeting on such reports or statements, however, Shareholders will be given ample opportunity to raise questions with respect to these reports and statements at the meeting.

In addition to asking questions at the meeting, shareholders may address written questions to the Company's Auditor which are relevant to:

(a) the content of the Auditor's Report to be considered at the meeting; or

(b) the conduct of the audit of the annual financial report to be considered at the meeting.

Written questions to the auditor must be submitted by no later than 11 November 2008 to:

Company Secretary
Viralytics Ltd
PO Box 1045, Pymble Business Centre, Pymble, Sydney, Australia, 2073
Fax: +61 (02) 9499 3300
Email: investorrelations@viralytics.com

RESOLUTION 1 - Directors' Remuneration Report

The Corporations Act requires that the section of the Directors' report dealing with the remuneration of Directors, and up to 5 senior executives ('Remuneration Report') be put to Shareholders for adoption by way of a non-binding vote.

The Remuneration Report may be found in the Annual Report.

Following consideration of the Remuneration Report, the Chairman will give shareholders a reasonable opportunity to ask questions about or to make comments upon, the Remuneration Report.

RESOLUTION 2 – Election of Dr Phillip Altman as Executive Director
Role: Executive Director
Appointed: 12 July 2007

Dr Philip Altman was appointed as an additional director on 12 July 2007 and was re-appointed at the last annual general meeting. The Company's Constitution, under Rule 16.1, and in accordance with Listing Rule 14.4, requires the retirement of one third of the director from office at each annual general meeting. Dr Altman retires in compliance with Listing Rule 14.4 and offers himself for re-election as a director at this meeting.

Set out below is a brief bio of Professor Altman.

Dr Phillip Altman BPharm (Hons). MSc. PhD – Executive Director

Dr Altman is a well-known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. Dr Altman has worked in senior managerial positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle. He established his own company, Pharmaco Pty Ltd one of Australia's first contract research organisations (CROs), where he served as a Senior Industry Consultant. His career has seen him involved in more than one hundred clinical trials (Phase I through IV). He has been personally responsible for the market approval of numerous new drugs and dosage forms since joining the pharmaceutical industry in 1974.

Directors' Recommendation

The Board recommends that shareholders vote in favour of electing Dr Altman.

RESOLUTION 3 – Election of Mr Paul Hopper as Non-Executive Director
Role: Non-Executive Director
Appointed: 4 September 2008

Mr Paul Hopper was appointed as an additional director on 4 September 2008. The Company's Constitution, under Rule 13.2, and in accordance with Listing Rule 14.4, requires the retirement of any director who is appointed to fill a casual vacancy or as an addition to the Board, ant the next annual general meeting. Mr Hopper retires in compliance with Listing Rule 14.4 and offers himself for re-election as a director at this meeting. Upon election, Mr Hopper will be a Non-Executive Director.

Set out below is a brief bio of Mr Hopper.

Mr Paul Hopper B.A., A.S.I.A – Non-Executive Director

Mr Hopper has over 20 years experience in the management and funding of biotechnology and healthcare public companies with extensive capital markets experience with over $200 million in equity & debt raising in Australia, Asia, US and Europe. His sector experience has covered a number of therapeutic areas including anti-infectives, medical devices, antibodies, inflammation and oncology, with particular emphasis on cancer vaccines.

He is the founder and Director of a private US biotech which is expected to enter US Phase 3 clinical trials for a melanoma cancer vaccine in early 2010. He is also a Director of Boston based pSivida Corp, a drug delivery company and Somnomed Limited, which globally manufactures and markets a dental device for sleep disorders.

Mr Hopper is a consultant to the Santa Monica merchant bank Capello Capital and has served on the Boards of many listed biotech and healthcare companies including as Executive Chairman of Bone Medical Limited, Director of Advanced Biotherapy Inc, Managing Director of Australian Cancer Technology Limited, and Director of Medaire Ltd. He was the co-founder and Managing Director of Alpha Healthcare Limited.

Directors' Recommendation

The Board recommends that shareholders vote in favour of electing Mr Hopper.

RESOLUTION 4 - Election of Mr Peter Molloy as Non-Executive Director
Role: Non-executive Director
Appointed: 29 September 2008

Mr Peter Molloy was appointed as an additional director on 29 September 2008. The Company's Constitution, under Rule 13.2, and in accordance with Listing Rule 14.4, requires the retirement of any director who is appointed to fill a casual vacancy or as an addition to the Board, ant the next annual general meeting. Mr Molloy retires in compliance with Listing Rule 14.4 and offers himself for re-election as a director at this meeting. Upon election, Mr Molloy will be a Non-Executive Director.

Set out below is a brief bio of Mr Molloy.

Mr Molloy - Non Executive Director
Based in La Jolla California Mr Molloy was most recently the managing director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. During his tenure at Biota the company's market valuation grew from around $25m to more than $250m and in November 2005 Biota was declared the Australian industry's top performer by PWC's *BioForum* magazine.

His previous executive roles in the biotech sector have included president & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; managing director and CEO of Florigene Limited, a Melbourne based company focused on genetic modification of plants; and president of Moleculon Inc, a Boston based transdermal drug delivery company.

Mr Molloy has lived and worked in the US for more than 12 years. In addition to this valuable US perspective, he brings considerable big pharma experience. He worked as a pharmaceutical marketing

executive for 17 years (1979-1996) with his last role as Vice President of Strategic Marketing for Pharmacia. Pharmacia at the time was one of the top 20 global pharmaceutical companies (now part of Pfizer).

Over the years Mr Molloy has been involved in the licensing, clinical development and launch of many new pharmaceutical products in Australia. At Pharmacia he was responsible for evaluating new drug candidates and coordinating the launch and marketing strategy for more than 50 pharmaceuticals across 23 countries.

Mr Molloy is a fellow of the Australian Institute of Company Directors and has served on several Australian and US boards, both as managing director and non executive director, including as chairman of two international businesses. He has been a consultant to several Australian and US companies and a guest speaker on licensing and business development at industry meetings including BIO, the Australian Biotech Summit and Ausbiotech. He holds a BSc in Microbiology and Biochemistry from the University of Melbourne and an MBA from the University of Adelaide.

Directors' Recommendation
The Board recommends that shareholders vote in favour of electing Mr Molloy.

Special business

RESOLUTIONS 5 and 6 – Approval for the issue of options to directors

The Company proposes to issue 3,000,000 options to Mr Paul Hopper (or his nominee) under Resolution 5 and 3,000,000 options to Mr Peter Molloy (or his nominee) under Resolution 6.

Listing Rule 10.11 requires the approval of ordinary shareholders to issue securities to a related party. A director is a 'related party' for the purposes of Listing Rule 10.11. Both Mr Hopper and Mr Molloy are, subject to reappointment at this AGM, directors of the Company.

The following information is provided to members for the purpose of Listing Rule 10.11:

- The maximum number of options to be granted to each director (or their nominee) is 3,000,000.
- Each option will entitle each director (or their nominee) to acquire by way of issue 1 ordinary share in the capital of the Company.
- The options will be issued by the Company to each director (or their nominee) no later than 1 month after the date of this Annual General Meeting.
- The options will vest 1/3 per year commencing 12 months after the first issue, provided the director holds office on the vesting date.
- Once vested, the options will be exercisable by each director in multiples of 10,000.
- The options will expire 5 years after issue. All options not exercised by such date will automatically lapse.
- The options will be exercisable by each director (or their nominee) at an exercise price equivalent to the higher of:
    - $0.05 per option; and
    - the 30 day VWAP preceding the date of the meeting, plus an additional 50% of that amount,

  subject to each director being a director of the Company on the date on which the relevant tranche of options first becomes exercisable.
- The funds raised are intended to be applied for the advancement of the Viralytics clinical trial programme and general working capital.

Notwithstanding the conditions set out above, the options will immediately vest and become exercisable in the event of a takeover of the Company.

No amount will be payable on the grant of an option.

All funds raised by the Company from the exercise by each director of the options will be used for general working capital purposes.

The options do not confer on each director the right to participate in any new issue of shares without first exercising the options then available to be exercised, and then only to the extent of ordinary shares then held by him.

If there is any re-organisation (including consolidation, subdivision, reduction or return of issued capital of the Company), the number of options and/or the exercise price will be adjusted by the Company in accordance with the Listing Rules or (if no such rules exist) in a manner which will not advantage or disadvantage either director as compared to ordinary shareholders.

The options are not transferable.

All shares issued pursuant to the exercise of options will, subject to the Constitution of the Company, rank in all respects (other than in respect of dividends, rights issues or bonus issues declared prior to allotment) *pari passu* with the existing shares at the date of issue and allotment.

The options will not be quoted on ASX. The Company intends to apply to ASX for quotation of any shares acquired on exercise of the options.

Valuation

Viralytics has sought a valuation from BDO Kendalls Corporate Finance (Qld) Ltd pursuant to which the options are valued as follows:

Time to maturity / effective life from grant date	Valuation
1 year	$0.011
2 years	$0.018
3 years	$0.024
4 years	$0.028
5 years	$0.032

A copy of the valuation is included as an Annexure to this Explanatory Memorandum.

Directors' Recommendation

For corporate governance reasons, because this resolution relates to options proposed to be issued to a Director, your Directors make no recommendation in respect of your vote on this resolution.

RESOLUTION 7 – Ratification of issue of shares for placement

Resolution 7 seeks shareholder ratification for the placement of 17.35 million shares to sophisticated and professional investors under a share placement made in two tranches, on 28 December 2007 and 16 January 2008.

Listing Rule 7.4

Listing Rule 7.1 provides that (subject to certain exceptions, none of which are relevant here) prior approval of Shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

The allotment and issue of Shares detailed in Resolution 7 did not exceed the 15% threshold. Listing Rule 7.4 however, provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Resolution 7 proposes the ratification and approval of the allotment and issue of shares for the purpose of satisfying the requirements of Listing Rule 7.4. The information required to be provided to shareholders to satisfy Listing Rule 7.4 is specified in Listing Rule 7.5. In compliance with the information requirements of Listing Rule 7.5, shareholders are advised of the following particulars in relation to the allotment and issue:

Tranche 1

(a) Date of allotment and issue of the shares: 28 December 2007;

(b) Number of shares allotted and issued: 10,825,000;

(c) Price at which shares were allotted and issued: $0.08;

(d) The shares rank equally in all respects with the existing ordinary shares on issue;

(e) The shares were issued to institutional and sophisticated investors;

(f) The allotment and issue was made to provide additional working capital for the continued human clinical evaluation of the company's lead anti-cancer product, CAVATAK™.

Tranche 2

(a) Date of allotment and issue of the shares: 15 January 2008;

(b) Number of shares allotted and issued: 6,525,000;

(c) Price at which shares were allotted and issued: $0.08;

(d) The shares rank equally in all respects with the existing ordinary shares on issue;

(e) The shares were issued to institutional and sophisticated investors; and

(f) The allotment and issue was made to provide additional working capital for the continued human clinical evaluation of the company's lead anti-cancer product, CAVATAK™.

Directors' Recommendation

The Board recommends that shareholders vote in favour of ratifying the placement.

RESOLUTION 8 - APPROVAL TO ISSUE SECURITIES FOR PLACEMENT

Resolution 8 seeks shareholder approval for the placement of up to 60,000,000 securities to sophisticated and professional investors under a placement on the terms set out below.

Listing Rule 7.1

Listing Rule 7.1 provides that (subject to certain exceptions, none of which are relevant here) prior approval of shareholders is required for an issue of securities if the securities will, when aggregated with the securities issued by a company during the previous 12 months, exceed 15% of the number of the shares on issue at the commencement of that 12 month period.

By this resolution, the Company seeks to obtain shareholder approval for a proposed issue of securities in accordance with the ASX Listing Rules and so as to preserve its ability to issue securities representing up to 15% of the Company's issued capital over the next 12 months without prior approval of shareholders.

The information requirements for shareholder approval under Listing Rule 7.1 are set out in Listing Rule 7.3. In accordance with those requirements, the Company advises:

(a) the Company seeks the approval of shareholders to issue up to 60,000,000 securities within 3 months of obtaining the approval;

(b) the securities will be issued to new sophisticated and professional investors on the basis they are not current shareholders in the Company;

(c) the securities shall be issued at the price per share between $0.05 and $0.08 per security dependent on the prevailing VWAP at the time of issue provided it complies with the requirements of Listing Rule 7.3.3;

(d) the shares will rank *parri passu* with other ordinary shares in the Company and the Company will seek quotation of the shares on ASX; and

(e) the funds raised from the placement will be applied to the continued human clinical evaluation of the Company's lead anti-cancer product, CAVATAK™.

Directors' Recommendation

The Board recommends that shareholders vote in favour of approving the placement.

Viralytics Limited

Option Valuation Report

October 2008

BDO

BDO Kendalls

TABLE OF CONTENTS

FINANCIAL SERVICES GUIDE (FSG)

The Financial Services Guide ("FSG") is provided to comply with the legal requirements imposed by the Corporations Act and includes important information regarding the general financial product advice contained in the Report. The FSG also includes general information about BDO Kendalls Corporate Finance (QLD) Ltd ('BDO KCFQ' or 'we', 'us' or 'our'), including the financial services we are authorised to provide, our remuneration and our dispute resolution process.

BDO KCFQ holds an Australian Financial Services Licence to provide the following services:

1. financial product advice in relation to deposit and payment products (limited to basic deposit products and deposit products other than basic deposit products), securities, derivatives, managed investments schemes, superannuation, and government debentures, stocks and bonds; and

2. arranging to deal in financial products mentioned in 1 above, with the exception of derivatives.

General Financial Product Advice

The following Report sets out what is described as general financial product advice. The Report does not consider personal objectives, individual financial position or needs and therefore does not represent personal financial product advice. Consequently any person using this report must consider their own objectives, financial situation and needs. They may wish to obtain professional advice to assist in this assessment.

The Assignment

BDO Kendalls Corporate Finance (QLD) Ltd ABN 54 010 185 725, Australian Financial Services License No 245513 has been engaged by Viralytics Limited ("Viralytics" or "the Company") to provide general financial product advice to the directors of Viralytics ("the Directors") in relation to the options expected to be granted to Directors on 18 November 2008, subject to shareholder approval.

Fees, commissions and other benefits we may receive

We charge a fee for providing reports. The fees are negotiated with the party who engages us to provide a report. Fees are usually charged on an hourly basis required to undertake the engagement.

Except for the fees set out above, neither BDO KCFQ, nor any of its partners, employees or related entities, receives any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the Report.

Directors of BDO KCFQ may receive a share in the profits of BDO Kendalls (QLD), a related entity of BDO KCFQ. All our directors and employees of BDO KCFQ are entitled to receive a salary. Where a director of BDO KCFQ is a partner of BDO Kendalls (QLD), the person is entitled to some share in the profits of BDO Kendalls (QLD).

Associations and relationships

From time to time BDO KCFQ or its related entities may provide professional services to issuers of financial products in the ordinary course of its business. These services may include audit, tax and business advisory services. We have not previously completed any services for Viralytics.

To prepare our reports, including this Report, we may use researched information provided by research facilities to which we subscribe or which is publicly available. Reference has been made to the sources of information in this Report, where applicable. Research fees are not included in the fee details provided in the Report.

Complaints

We are members of the Finance Industry Complaints Service. Any complaint about our service should be in writing and sent to BDO Kendalls Corporate Finance (QLD) Ltd, GPO Box 457, Brisbane Qld 4001. We will endeavour to resolve the complaint quickly and fairly.

If the complaint cannot be satisfied within 45 days of written notification, there is a right to complain to the Financial Industry Complaints Service (FICS). They can be contacted on 1800 335 405. This service is provided free of charge.

If the complaint involves ethical conduct a complaint may be lodged in writing with the Institute of Chartered Accountants, Queensland Branch, GPO Box 2054, Brisbane QLD 4001.

The Australian Securities and Investment Commission (ASIC) also has a free call Infoline on 1300 300 630 which can be used to make a complaint and obtain information about investor rights.

Location Address:
Level 18
300 Queen Street
BRISBANE QLD 4000

Postal Address:
GPO Box 457
BRISBANE QLD 4001

Contact details:

BDO Kendalls Corporate Finance (QLD) Ltd
Phone: (07) 3237 5999
Fax: (07) 3221 9227
Email: cf.brisbane@bdo.com.au

BDO

BDO Kendalls

BDO Kendalls Corporate Finance (QLD) Ltd
Level 18, 300 Queen St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Phone 61 7 3237 5999
Fax 61 7 3221 9227
cf.brisbane@bdo.com.au
www.bdo.com.au

ABN 54 010 185 725
AFS Licence No. 245513

2 October 2008

The Directors
Viralytics Limited
C/- Mr Bryan Dulhunty
PO Box 1045
Pymble Business Centre
Pymble, NSW 2073

By email: bryan.dulhunty@viralytics.com

Dear Directors

Valuation of Options

1.0 Introduction

BDO Kendalls Corporate Finance (QLD) Ltd ("BDO KCFQ") has been engaged to provide valuation services to the Directors of Viralytics Limited ("Viralytics" or "the Company") in relation to proposed options to be issued to Directors of Viralytics ("the Options"). We have been instructed that the valuation is to be completed in accordance with Australian Accounting Standards Board AASB 2 *Share Based Payments.*

The grant of securities to Directors requires shareholder approval and we understand that the value determined by this report will be included in the Notice of Meeting to be sent to shareholders of Viralytics prior to the Company's annual general meeting scheduled for 18 November 2008.

Table 1.1 below sets out a summary of the terms of the Options valued in this report ("this Report").

We understand that 3 million options will be issued to each director and each parcel of 3 million options ("the Parcel of Options") will have the same terms and conditions as those set out in Table 1.1.

Table 1.1: Options being valued in this Report

Tranche	Grant Date	Number of options granted	Exercise Price	First Exercise Date	Last Exercise Date	Exercise Condition
One	Expected to be 18 November 2008, conditional on shareholder approval	1,000,000	$0.05 or 150% of the 30 day VWAP[1] prior to 18 November 2008 (whichever is greater)	18 November 2009	17 November 2013	Being a Director at the date of Vesting.
Two	Expected to be 18 November 2008, conditional on shareholder approval	1,000,000	$0.05 or 150% of the 30 day VWAP prior to 18 November 2008 (whichever is greater)	18 November 2010	17 November 2013	Being a Director at the date of Vesting.
Three	Expected to be 18 November 2008, conditional on shareholder approval	1,000,000	$0.05 or 150% of the 30 day VWAP prior to 18 November 2008 (whichever is greater)	18 November 2011	17 November 2013	Being a Director at the date of Vesting.

Source: Viralytics Management

This Report (which includes Appendix A) can only be used to assist the Directors to value the Parcel of Options described in Table 1.1 above. We have been instructed to value the Parcel of Options as at the grant date.

As the grant date is in the future, we referred to the 1 week VWAP for the period from 23 September 2008 to 29 September 2008 of Viralytics in this Report as a proxy for the share price at the future grant date. We note that the 1 month and 3 month VWAPs are not materially different to the 1 week VWAP.

The fair value calculation for financial reporting purposes will need to be carried out at grant date, utilising the actual share price at grant date. If the share price of Viralytics changes materially from the date of this Report to the grant date, the option value calculated in this Report may be materially impacted either positively or negatively.

This Report does not apply to and cannot be used in respect of any other options.

We have not been requested to and have not provided any taxation and accounting advice as part of this Report.

[1] Volume Weighted Average Price

2.0 Valuation Approach

The purpose of this section is to:

- Outline our view of an appropriate valuation methodology; and
- Comment on additional factors that are relevant to the Options but are not required by AASB 2 *Share-based Payment* to be addressed as part of the valuation.

2.1 Valuation Methodology

We have been engaged to calculate the value of the Options at the assumed grant date of 18 November 2008. As the Options are not traded on an active market, we will employ an appropriate option pricing model to determine the value, and where appropriate make modifications to the chosen model before completing the calculations. A summary of the key parts of our methodology is as follows:

- *Appropriate Model*: We have considered the Black-Scholes option pricing model, the Binomial option pricing model and Monte Carlo Simulations. In our opinion, the Binomial option pricing model is the most appropriate methodology. Refer to Appendix A of this Report for further information in relation to the option pricing models; and
- *Effective Life Scenarios*: In our experience, employee share options may be exercised before maturity for a number of reasons including risk averseness of the employee and lack of transferability of the options. We have provided 5 different scenarios for the effective life of the Options as a guide to the value. The five scenarios value the options assuming
    - all vested options (i.e. Tranche 1) are exercised 1 year after being granted;
    - all vested options (i.e. Tranche 1 and Tranche 2) are exercised 2 years after being granted;
    - all vested options (i.e. Tranche 1, Tranche 2 and Tranche 3) are exercised 3 years after being granted;
    - all vested options (i.e. Tranche 1,Tranche 2 and Tranche 3) are exercised 4 years after being granted; and
    - all vested options (i.e. Tranche 1,Tranche 2 and Tranche 3) are exercised 5 years after being granted.

To appropriately apply our valuation in the financial accounting entries, Viralytics will be required to determine the scenario which is most likely to occur. This may be based, for example, on Viralytics previous experience with the effective life of options granted to the Directors, if any exists. If Viralytics management are of the view that the effective life scenarios that we have calculated are not appropriate, we should be notified immediately so that the scenarios can be revised.

2.2 Additional Factors Not Required to be Included in the Valuation by AASB 2

We have not provided any accounting advice in this Report. However, we have outlined below certain considerations and certain matters that Viralytics may consider in accounting for the options. This is not a comprehensive list of all the considerations. If Viralytics requires us to assist to determine the accounting treatment of the Options.

AASB 2 specifically precludes a company from recognising vesting conditions (other than market conditions) in the value of an employee share option. To account for non-market (internal) conditions such as period of service, the number of equity instruments included in the accounting calculation should be adjusted over time so that the total amount recognised as consideration for services provided over the vesting period equates to the total value of the options that eventually vest. For more information regarding the accounting recognition as a result of non market based vesting conditions, refer to paragraphs 19 and 20 of AASB 2.

As the vesting conditions attached to the Options granted by Viralytics are non market conditions, we have not considered the vesting conditions in our valuation, in accordance with the requirements of AASB 2.

To determine the journal entries to account for the Options at each balance date following the grant date and until maturity, Viralytics management will be required to, among other considerations:

- consider the probability of the Director to whom the options are granted being employed at each of the 3 vesting dates; and

- make the necessary adjustments to the number of Options expected to vest in line with the expected probabilities of the service requirements being met.

3.0 Value of the Options

Table 3.1 below sets out the key inputs that we have used in our valuation of the Options.

Table 3.1: Key Inputs to the Options

Key Driver	Value	How Calculated
Share Price	$0.051	We have used the weekly VWAP for the period from 23 September 2008 to 29 September 2008 as a proxy for the share price on 18 November 2008 (the proposed grant date). We note that the 1 month and 3 month VWAPs are not materially different to the 1 week VWAP.
Exercise Price	$0.077	We have used 150% of the weekly VWAP for the period from 23 September 2008 to 29 September 2008 as a proxy for the exercise price on 18 November 2008 (the proposed grant date). The exercise price will be the greater of $0.05 and 150% of the 30 day VWAP to 18 November 2008.
Volatility of Share Price	87.25%	We have adopted the historical volatility of Viralytics shares over the previous 252 trading days as an estimate of the expected volatility.
Risk Free Rate	5.35%	Interest rate for a 5-year Commonwealth Government treasury bond at 29 September 2008 (sourced from www.rba.gov.au). At the date of this Report, there is a 9 basis point difference between the 2 and 5 year treasury bond rates. We have adopted the 5 year bond rates for the five effective life scenarios set out below. The impact of this variance on our valuation is not material.
Time to Maturity	1 year[(a)] 2 years[(a)] 3 years[(a)] 4 years[(a)] 5 years[(a)]	Length of time from expected grant date (18 November 2008) to final option expiration date (18 November 2013). For more information, refer to the bullet points addressing effective life scenarios in Section 2.1 of this Report.
Annual Dividend Yield	0%	As instructed.

(a) Refer to the bullet point addressing effective life scenarios in Section 2.1 for further information.

Table 3.2 below sets out our view of the value of the Options under the five different effective life scenarios described in Section 2.1 of this Report.

Table 3.2: Option calculation using inputs described in Table 3.1

Time to Maturity / Effective Life from Grant Date	Tranche 1	Tranche 2	Tranche 3
1 year	$0.011	-	-
2 years	$0.018	$0.018	-
3 years	$0.024	$0.024	$0.024
4 years	$0.028	$0.028	$0.028
5 years	$0.032	$0.032	$0.032

4.0 Summary of Opinion

Table 4.1 below summarises our valuation of the Options. In relation to each option value summarised below, we note the following:

- as discussed in Section 2.2 above, any user of this Report must consider that each option value expressed in this Report does not consider non-market vesting conditions, including the tenure of a Director. This is consistent with the requirements of AASB 2. The Company should consider the non market vesting conditions when completing the relevant journal entries; and

- as discussed in the bullet point addressing Effective Life Scenarios in Section 2.1, we have calculated the value of each option assuming five effective life scenarios. Viralytics will need to determine the scenario which is most likely to occur. If Viralytics management are of the view that the effective life scenarios that we have calculated are not appropriate, we should be notified immediately.

Table 4.1: Calculation of Value of Options

Time to Maturity / Effective Life from Grant Date	Tranche 1	Tranche 2	Tranche 3
1 year	$0.011	-	-
2 years	$0.018	$0.018	-
3 years	$0.024	$0.024	$0.024
4 years	$0.028	$0.028	$0.028
5 years	$0.032	$0.032	$0.032

5.0 Indemnities and Disclaimers

This Report (which includes Appendix A) has been prepared solely in relation to the Options expected to be granted on 18 November 2008. We understand the option values determined by this Report will be included in the Notice of Meeting to be sent to shareholders prior to the Company's annual general meeting. This Report cannot be used for the valuation of any other options granted or proposed to be granted by the Company. BDO KCFQ does not accept any responsibility or liability to persons or entities other than the current Directors of Viralytics.

BDO KCFQ has not independently verified the information and explanations provided to us, nor has it conducted anything in the nature of an audit or a review of any of the entities mentioned in this Report. However, we have no reason to believe that any of the information and explanations supplied to us are false or that material information has been withheld.

In accordance with our usual practice, following are the indemnities and representations that Viralytics has agreed to as part of this engagement:

5.1 Indemnities

In connection with our engagement to prepare a valuation report, Viralytics has agreed to indemnify and hold harmless BDO KCFQ, BDO Kendalls (QLD) or any of the partners, directors, agents or associates (together "BDO Persons"), to the full extent lawful, from and against all losses, claims, damages, liabilities and expenses incurred by them.

Viralytics have also agreed to indemnify BDO Persons in respect of all costs, expenses, fees of separate legal counsel or any other experts and all reasonable time charges made by BDO Persons in connection with investigating, preparing or defending any action or claim made against BDO Persons related to or in connection with information provided to or which should have been provided to BDO KCFQ by Viralytics and the current Directors of Viralytics (including but not limited to the Directors and advisers of Viralytics) as part of this engagement.

However, these indemnities do not apply to the extent to which such costs, expenses, fees or charges result from the negligent acts or omissions or wilful misconduct of any BDO Persons.

5.2 Representations and Warranties

Viralytics has confirmed that, in preparing the valuation report, except to the extent to which it is unreasonable to do so, BDO Persons have used and relied upon publicly available information and on data, material and other information furnished to BDO Persons by Viralytics, its management, and other parties, and may assume and rely upon the accuracy and completeness of, and is not assuming any responsibility for independent verification of, such publicly available information and the other information so furnished.

Viralytics management represent and warrant to BDO Persons that all information and documents (including any memoranda) furnished by Viralytics (either directly or through its advisers) in connection or for use in the preparation of the valuation report will not, at the time so furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein.

Viralytics has acknowledged that the Company's engagement of BDO KCFQ is as an independent contractor and not in any other capacity including a fiduciary capacity.

5.3 Limitation of Liability

Any liability of BDO KCFQ or any BDO Persons to any person or entities is strictly limited to a total monetary of four times the fee for this engagement.

Unless BDO KCFQ has agreed in writing, no advice or other information provided to you is to be passed on or made available to be used or relied upon by any third party. BDO KCFQ will have no liability to any such third party and by accepting our terms of engagement you are agreeing to indemnify us against any such third party claim.

If you wish to refer to any of our reports with regulators or include it in any public document, or use our name or logo on any website or public statement, you must obtain our written consent before doing so.

This Report is current as at 2 October 2008.

BDO Kendalls Corporate Finance (QLD) Ltd



Steven Sorbello
Director

Appendix A: Call Option Valuation Methodology

The purpose of this appendix is to provide a broad and brief overview of option valuation and the methodologies that can be employed to value options. It starts off by summarising general option theory before outlining three commonly used option valuation methodologies.

A1.1 Overview

The purpose of this appendix is to set out an overview of call option valuation. Commonly used methods to value call options include:

- Black-Scholes valuation methodology;
- Binomial valuation methodology; and
- Monte Carlo simulations.

These valuation methodologies can both be used to price European options (i.e. options that can be exercised only at the expiration date) and, when appropriately modified, American options (i.e. options that can be exercised at any point up to the expiration date). Table A1 below sets out a summary of inputs that are common to all valuation methodologies.

Table A1: Overview of Inputs to Option Valuation Methodologies

Input	Description	Impact on Value of Call Option
Share Price	Share price of the underlying share at the time of the valuation	Larger value increases value of an option.
Exercise Price	The agreed upon exercise price of the option	Smaller value increases value of an option.
Volatility	Estimate of the stock's standard deviation using historical data.	Larger value increases value of an option.
Risk Free Rate	Quoted interest rate on Treasury bills or Government bonds.	Higher interest rate increases the value of an option.
Time to Maturity	The agreed upon time until the option expires.	Longer time to maturity increases value of an option.
Dividend Yield	The ratio of dividends to share price.	Lower dividend yield increases value of an option.[(a)]

(a) The value of an American option will be greater than the value of a European option if the dividend yield is greater than zero. The value of an American option and European option will be the similar if the dividend yield is zero.

A key assumption behind option valuation is that individuals are indifferent to risk. That is in a risk-neutral world, investors require no compensation for risk and the expected return on all securities is the risk-free interest rate. This principle is also known as the risk neutral valuation and the resulting option prices are correct, not just in a risk-neutral world, but in the real world as well. That is, the value of an option does not depend on the expected rate of return of the stock.

Cox and Ross, who pioneered the risk-neutral valuation, state that:

"If the stock prices follow a random motion, the option values must equal the values predicted by the Black-Scholes formula in order to avoid arbitrage opportunities. These formulae should be valid regardless of the average investor's view towards risk because the differential equation does not include as a parameter the expected return of the underlying asset".

As a result, risk preferences do not enter the equation and therefore cannot affect the solution. Any set of risk preference can therefore be used when valuing the options.

No matter which call option valuation methodology is employed, the value of a call option will ordinarily have a maximum value equal to the share price and a minimum value of zero. Additionally, the value of a call option comprises the following:

- Intrinsic value which is equal to the value of the share price less the value of the exercise price. A call option with a positive intrinsic value is often referred to as being "in the money" and a call option with a share price less than the exercise price is referred to as being "out of the money"; and

- Time value which is equal to the value of the call option less the intrinsic value.

Where the exercise price of an option is low and the option is "deep in the money", the time value of an option is typically very low as the maximum value of an option is the share price of the underlying share.

A1.2 Black-Scholes Valuation Methodology

The Black Scholes model is designed to value a European option. Traditionally, the standard Black-Scholes valuation methodology is widely used for valuing exchange traded call and put options on a non-dividend paying stock however it can be modified to include a dividend variable to value dividend paying European options. In addition, this methodology is used to price options which can only be exercised on the expiry date (European Options). The formula for a European call option price can be summarised as follows:

Term	Definition
S	Stock Price
X	Exercise Price
T	Remaining Life of Option
R	Risk-free rate
σ	Expected volatility

$$c = S_0N(d_1) - Xe^{-rTN}(d_2)$$

where

$$d_1 = \frac{\ln(S_0/X) + (r + \sigma^2/2)T}{\sigma\sqrt{T}}$$

$$d_2 = d_1 - \sigma\sqrt{T}$$

The main criticism of the Black-Scholes Methodology is it calculates the option price at expiry and does not consider the steps along the way where the option can be exercised early such as an American option (although there is a slight modification that allows you to estimate the value of an American option using the Black-Scholes methodology).

A1.3 Binomial Valuation Methodology

A binomial lattice (tree) traces the possible paths which stock prices (or any key underlying asset) may assume over the life of an option. Each node represents a possible stock price at a particular point in time and the price in the next period will either be up or down. The valuation of an option begins at the final node, and is then worked backwards through the tree to the initial node (the valuation date).

For example, the current stock price is \$20 and the value will either increase or decrease by \$2. We are interested in valuing an option which expires in three months with an exercise price of \$21. This option at the end of the three month period will either be worth \$1 (\$22-\$21) or \$0 as the option has lapsed out of the money (i.e. for a call option, it would be cheaper to purchase the underlying share on the market than to exercise the option). Assume that the risk free rate, r, is 12%.


Stock Price = $22
Option price = $1
Stock Price
$20
Stock Price = $18
Option price = $0

The formula to solve this is

$$E(S_T) = pS_0u + (1 - p)\, S_0d$$

Where $E(S_T)$ is the expected stock price at time T, p is the probability of an up movement and 1 – p is the probability of a down movement.

Substituting

$p = (e^{rT} - d) \div (u - d)$

The final equation to solve this is

$E(S_T) = S_0e^{rT}$

Substituting the numbers from the above example, this means that p must satisfy

$22p + 18(1 - p) = 20e^{0.12 \times 0.25} - 18$

$p = 0.6523$

In other words, the call option at maturity will have a 65.23% chance that it is worth $1 and a 34.77% chance that it is worth zero.

Its expected value is therefore,

65.23% x $1 + 0.3477 x $0 = $0.6523

In a risk-neutral world, this should be discounted at the risk-free rate. The value of the option today is therefore

$\$0.6523e^{-0.12 \times 0.25} = \$0.633$.

A1.4 Monte Carlo Simulations

Monte Carlo Simulation (MCS) uses risk neutral valuation and the expected payoff is calculated using a sampling procedure. One method used to generate the sample is by sampling paths for the underlying asset using a binomial tree as discussed above.

For example, the probability of an up movement is 0.6 and conversely, 0.4 for a down movement. A random number between zero and one is then generated at each node. If the number is less than 0.4, then the model traces the down path on the binomial tree and vice versa. This is repeated so that a complete path from the initial node and the respective payoff is created. This completes the first sample. The procedure is repeated to gather a larger sample. The mean of all payoffs generated is then discounted at the risk-free rate to obtain the value of the option.

A1.5 Theory versus Practice

The option valuation methodologies described in this appendix rely on complex financial formulae and a number of inherent assumptions. In practice, the price at which options trade or are priced in the market may depend on many factors and differ materially to the price determined by a theoretical model. The valuation methodologies outlined above are consistent with the methodologies required by the Accounting Standards and, in particular, AASB 2.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

Viralytics restructures Board and Management

- **US-based biotech investment professional Paul Hopper appointed Chairman**
- **Improved corporate governance**
- **New high level team with greater specialisation of roles**

23 October 2008, Sydney: Viralytics Limited (ASX: VLA) will make the following structural changes to the board and management, effective from the close of the Annual General Meeting to be held on the 18th November 2008.

- Mr Paul Hopper will become the independent non-executive Chairman of the Company.
- Mr Bryan Dulhunty, current Executive Chairman and CEO, will become the Managing Director and CEO of the Company.
- Professor Darren Shafren, currently Chief Scientific Officer (CSO) and executive director will step down as executive director to focus fully on the CSO role.

These changes will significantly strengthen the company by enhancing good corporate governance and allowing executive management to more fully devote their time to operational goals. The changes follow the recent appointment of the two US-based non-executive directors, Mr Paul Hopper and Mr Peter Molloy, whose presence is expected to help the company gain improved access to international licensing deals with major pharmaceutical companies and attract new investment to the company.

Following implementation of this restructure on the 18th November 2008 -

The Viralytics board will comprise:

Paul Hopper, Independent Chairman (non-executive)
Peter Molloy, Independent Non-Executive Director
Bryan Dulhunty, Managing Director and CEO
Dr Phillip Altman, Executive Director – Clinical Affairs

While the senior management team will be comprised of

Bryan Dulhunty, Managing Director and CEO
Dr Phillip Altman, Executive Director – Clinical Affairs
Professor Darren Shafren (CSO)
Stephen Goodall (COO)

In addition to these board changes Ms Sarah Prince has been appointed Company Secretary effective immediately. Ms Prince (BA, LLB) is a solicitor for Company Matters Pty Ltd and is

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

company secretary of National Leisure & Gaming Limited and Palau Pacific Exploration Pty Ltd.

Bryan Dulhunty,
Executive Chairman

bryan.dulhunty@viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release

Business Development Manager appointed to pursue International Partnering

---

28 October 2008, Sydney: Viralytics Limited (VLA) announced today that the company has appointed a business development manager, Mr Gavin Clark.

Gavin Clark is based in the UK and is a Certified Licensing Professional accredited by the Licensing Executives Society (LES) and has a prolific record in international partnering, including licensing, collaborations and merger and acquisitions..

Most recently, Gavin co-founded Dublin based Procela Partners and since 2002 has provided strategic business development support for biotech companies including Acumen Pharmaceuticals, Pintex, Pliva dd, PowderMed, Physiomics plc, NeuroCure Limited, MaxThera Inc and Affimed Therapeutics. Gavin was previously Director of Global Licensing - Infectious Diseases at GlaxoWellcome (1994 to 1999) and VP Business Development at Tibotec until acquisition of the latter by Johnson & Johnson.

Viralytics has made significant operational advances over the past 6 months, including:

- strengthening of the board with the appointment of two USA-based independent directors,
- encouraging preliminary clinical trial data,
- core patents granted in 2 major markets (USA and Europe),
- positive initial discussions with the FDA relating to our IND program, and
- a well respected USA GMP manufacturer appointed to produce CAVATAK™.

"These advances have put us in a good position to start exploring international partnerships," said Viralytics Chairman Bryan Dulhunty.

Bryan Dulhunty
Executive Chairman

bryan.dulhunty@viralytics.com

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

END